Registration No. 333-120987

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        POST EFFECTIVE AMENDMENT NO. 1 TO

                                    FORM SB-2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                            American Oil & Gas, Inc.
                  -------------------------------------------
                 (Name of small business issuer in its charter)

            Nevada                             1311                       88-0451554
            ------                             ----                       ----------
   (State or Jurisdiction of       (Primary Standard Industrial        (I.R.S. Employer
Incorporation or organization)       Classification Code Number)     Identification Number)


                          1050 17th Street, Suite 1850
                             Denver, Colorado 80265
                                 (303) 991-0173
           -----------------------------------------------------------
          (Address and telephone number of principal executive offices)

                               Andrew P. Calerich
                          1050 17th Street, Suite 1850
                             Denver, Colorado 80265
                                 (303) 991-0173
             -------------------------------------------------------
            (Name, address and telephone number of agent for service)

                         Copy of all communications to:
                              Alan Talesnick, Esq.
                               Donna Bloomer, Esq.
                                Patton Boggs LLP
                         1660 Lincoln Street, Suite 1900
                             Denver, Colorado 80264
                                 (303) 830-1776

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                                            CALCULATION OF REGISTRATION FEE

                                                       Proposed Maximum       Proposed Maximum
  Title Of Each Class of         Amount To Be           Offering Price             Aggregate             Amount Of
Securities To Be Registered       Registered            Per Unit (1)          Offering Price (1)    Registration  Fee (1)(5)
---------------------------       ----------            -----------           -----------------     ------------------------
Common Stock (2)(3)               7,000,000                  (3)                     (3)               Previously paid
Common Stock (4)                  5,634,450                 $2.21                $12,452,135           Previously paid
Total                            12,634,450                                      $12,452,135           Previously paid

------------------

(1) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended (the "Act"), based on the average of the bid and asked prices for the Registrant's common stock as reported on http:www.yahoo.finance.com on January 27, 2005.

(2)  Shares of common stock offered by us.

(3) The proposed offering maximum offering price information has been omitted and will be determined, from time to time, by the Company in connection with the issuance by the Company of securities registered on this registration statement.

(4)  Shares of common stock offered by Selling Stockholders.

(5) A registration statement fee of $1,868.74 was previously submitted with the Company's Registration Statement on Form SB-2 filed on December 3, 2004; and a registration statement fee of $1,478.44 was submitted with the Company's Registration Statement on Amendment No. 1 to Form SB-2 filed on December 20, 2004.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. Neither we nor the Selling Stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither the Selling Stockholders nor we are soliciting offers to buy these securities in any state where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION, DATED APRIL __, 2005
                                   PROSPECTUS

                            AMERICAN OIL & GAS, INC.

                        12,634,450 SHARES OF COMMON STOCK

     This prospectus relates to the sale of up to 7,000,000 shares of common stock by American Oil & Gas, Inc. and the sale by certain of our stockholders, referred to as the "Selling Stockholders", of up to 5,634,450 shares of our common stock which they own. We will not receive any proceeds from the sale of any shares by the Selling Stockholders.

     We are offering for sale a maximum of 7,000,000 shares of common stock on a self-underwritten basis through our officers and directors. There is no minimum number of shares required to be sold. All proceeds from the sale of these shares will be delivered directly to us and will not be deposited in any escrow account. We plan to offer and sell the shares being registered by this registration statement in exchange for cash and/or oil and gas interests from time to time, at prices and on terms to be determined at or prior to the time of sale in light of market conditions at the time of sale.

     Specific terms of the particular securities to be sold pursuant to the offering conducted by us will be set forth in one or more accompanying prospectus supplements. The prospectus supplements will include a description of the securities, the terms of the offering of the securities, and the initial price and the net proceeds concerning the sale of these securities.

     Our common stock is quoted on the OTC Bulletin Board under the symbol "AOGI." On April 21, 2005 the closing bid and ask prices for one share of our common stock were $3.70 and $3.75 respectively, as reported by http://www.yahoo.finance.com. These over-the-counter quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

                  ---------------------------------------------

     These securities are speculative and involve a high degree of risk. You should consider carefully the "Risk Factors" beginning on Page 4 of this prospectus before making a decision to purchase our stock.

                  ---------------------------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                  ---------------------------------------------

                 The date of this prospectus is __________, 2005

                                EXPLANATORY NOTE

     This Post-Effective Amendment No. 1 to our registration statement on Form SB-2 is being filed in connection with our obligation to update and maintain the information contained in this registration statement.

                                TABLE OF CONTENTS

PROSPECTUS SUMMARY........................................................3
RISK FACTORS..............................................................4
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS................10
USE OF PROCEEDS..........................................................10
DIVIDEND POLICY..........................................................11
SELLING STOCKHOLDERS.....................................................11
PLAN OF DISTRIBUTION.....................................................13
LEGAL PROCEEDINGS........................................................14
DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS........................14
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT...........16
DESCRIPTION OF SECURITIES................................................18
INTEREST OF NAMED EXPERTS AND COUNSEL....................................19
DISCLOSURE OF COMMISSION POSITION OF  INDEMNIFICATION
 FOR SECURITIES ACT LIABILITIES..........................................20
DESCRIPTION OF BUSINESS..................................................20
MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION...............29
DESCRIPTION OF PROPERTY..................................................33
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...........................39
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.................40
EXECUTIVE COMPENSATION...................................................40
FINANCIAL STATEMENTS.....................................................42
CHANGES IN AND DISAGREEMENTS WITH  ACCOUNTANTS ON
 ACCOUNTING AND FINANCIAL DISCLOSURE.....................................42
ADDITIONAL INFORMATION...................................................43


     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different information, you should not rely on it. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

     Unless the context otherwise requires, references in this prospectus to the "Company", "we", "us" or "ours" refer to American Oil & Gas, Inc., a Nevada corporation.

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. You should read the entire prospectus carefully before making an investment decision.

Overview

     We are an independent oil and gas exploration and production company, engaged in the exploration, development and acquisition of crude oil and natural gas reserves and production in the western United States. During 2003, we acquired undeveloped oil and gas prospects and participated in initial drilling operations in certain of our projects in Montana and Wyoming. Prior to these acquisitions, we had not had operations for some time.

     We were incorporated on February 15, 2000, as DrGoodTeeth.com, to engage in the business of operating an online dental resource website. After attempting to operate the business for over two years, our founders were unsuccessful in generating a going concern. They had approached all the dental supply companies in Thailand but were unsuccessful in securing any sponsors or advertisers and were unable to generate adequate traffic to the DrGoodTeeth.com website. As a result of a continued lack of profitability in operating the online dental resource website and because the previous officers and directors no longer had the time to devote full effort to the business of the Company, we changed our operational focus in January 2003 to oil and gas exploration and production.

     On January 17, 2003, in anticipation of acquiring oil and gas interests and in an effort to more accurately reflect the expected change in our operational focus, we changed our name from DrGoodTeeth.com to American Oil & Gas, Inc. Accordingly, our stock symbol was changed from "DRGT" to the current symbol "AOGI."

     Our principal executive offices are located at 1050 17th Street, Suite 1850 Denver, Colorado 80265, and our telephone number is (303) 991-0173.

Key Terms of the Company Offering

     We plan to offer and sell up to 7,000,000 shares of common stock in exchange for cash and/or oil and gas interests from time to time, at prices and on terms to be determined at or prior to the time of sale in light of market conditions at the time of sale. We refer to this offering in this prospectus as the "Company Offering" and we refer to the shares to be offered and sold pursuant to the Company Offering as the "Company Shares". The Company Offering is a self-underwritten offering and will be conducted by our officers and directors. There can be no assurance that we will be able to sell any of the Company Shares we are offering. As of April 21, 2005, we had 35,776,202 shares of common stock issued and outstanding, which includes shares offered by Selling Stockholders pursuant to this prospectus. The number of outstanding shares of common stock does not give effect to common stock which may be issued pursuant to the conversion of our series A preferred stock and the exercise of options and/or warrants previously issued by us.

Common Stock offered:                       7,000,000 shares

Common Stock to be outstanding
  after this offering:                      42,776,202 shares

Offering price per share:                   To be  determined at or prior to
                                            the time of sale in light of market
                                            conditions at the time of sale.

Use of Proceeds:                            Exploration activities, development
                                            activities, infrastructure
                                            construction, other possible
                                            acquisitions and for working capital

Key Terms of the Stockholders' Offering

     By means of this prospectus, a number of our stockholders are offering to sell up to an aggregate of 5,634,450 shares of common stock which they own. In this prospectus, we refer to these persons as the "Selling Stockholders". We will not receive any of the proceeds from the sales of shares by these Selling Stockholders. We refer to this offering by the Selling Stockholders in this prospectus as the "Stockholders' Offering" and we refer to the shares to be offered and sold pursuant to the Stockholders' Offering as the "Stockholders' Shares". We will pay for the cost of registering the Stockholders' Shares being offered in the Stockholders' Offering.

Summary Financial Data

     The following table presents summary financial information for the fiscal year ended December 31, 2004.

                                     Year Ended December 31, 2004
                                     ----------------------------
Revenue                                         $746,242
Operating Expenses                            $1,218,413
Net Loss                                       $(438,011)
Current Assets                                $5,565,272
Total Assets                                  $9,051,592
Current Liabilities                             $126,631
Total Liabilities                               $167,333
Stockholders' Equity                          $8,884,259


                                  RISK FACTORS

     You should carefully consider each of the following risk factors and all of the other information provided in this prospectus before purchasing our common stock. The risks described below are those we currently believe may materially affect us. An investment in our common stock involves a high degree of risk, and should be considered only by persons who can afford the loss of their entire investment.

Risks related to our industry, business and strategy

     We have had operating losses in the past and there is no assurance that we will ever operate profitably. We have reported net losses for fiscal years ended December 31, 2004, and December 31, 2003 and for previous years. There is no assurance that our current or future operations will be profitable.

     We depend on a strategic relationship to conduct our operations, the loss of which could significantly harm our business. We are dependent upon our strategic alliance with North Finn LLC, based in Casper, Wyoming, for our oil and gas operational and technical expertise. The loss of this relationship could have a material adverse effect on us.

     We have a limited operating history in the oil and gas business. Our future financial results depend primarily on (1) our ability to discover commercial quantities of oil and gas; (2) the market price for oil and gas; (3) our ability to continue to generate potential exploration prospects; and (4) our ability to fully implement our exploration and development program. We cannot predict that our future operations will be profitable. In addition, our operating results may vary significantly during any financial period. These variations may be caused by significant periods of time between discovery and development of oil or gas reserves, if any, in commercial quantities.

     We could be adversely impacted by changes in the oil and gas market, which we cannot predict. The marketability of our oil and gas production depends in part upon the availability, proximity and capacity of gas gathering systems, pipelines and processing facilities. Federal and state regulation of oil and gas production and transportation, general economic conditions, changes in supply and changes in demand all could adversely affect our ability to produce and market our oil and natural gas. If market factors were to change dramatically, the financial impact could be substantial because we would incur expenses without receiving revenues from the sale of production. The availability of markets is beyond our control.

     Our ongoing overhead exceeds our incoming revenue and our cash resources are not unlimited. We need to increase our sources of revenue and/or funding in order to sustain operations for the long run. There is no assurance that this will occur.

     We may not discover commercially productive reserves. Our future success depends on our ability to economically locate oil and gas reserves in commercial quantities. Except to the extent that we acquire properties containing proved reserves or that we conduct successful exploration and development activities, or both, our proved reserves, if any, will decline as reserves are produced. Our ability to locate reserves is dependent upon a number of factors, including our participation in multiple exploration projects and our technological capability to locate oil and gas in commercial quantities. We cannot predict that we will have the opportunity to participate in projects that economically produce commercial quantities of oil and gas in amounts necessary to meet our business plan or that the projects in which we elect to participate will be successful. There can be no assurance that our planned projects will result in significant reserves or that we will have future success in drilling productive wells at economical reserve replacement costs.

     Exploratory drilling is an uncertain process with many risks. Exploratory drilling involves numerous risks, including the risk that we will not find any commercially productive oil or gas reservoirs. The cost of drilling, completing and operating wells is often uncertain, and a number of factors can delay or prevent drilling operations, including:

     o    unexpected drilling conditions,
     o    pressure or irregularities in formations,
     o    equipment failures or accidents,
     o    adverse weather conditions,
     o    compliance with governmental requirements,
     o shortages or delays in the availability of drilling rigs and the delivery of equipment, and
     o    shortages of trained oilfield service personnel.

     Our future drilling activities may not be successful, nor can we be sure that our overall drilling success rate or our drilling success rate for activities within a particular area will not decline. Unsuccessful drilling activities could have a material adverse effect on our results of operations and financial condition. Also, we may not be able to obtain any options or lease rights in potential drilling locations that we identify. Although we have identified a number of potential exploration projects, we cannot be sure that we will ever drill them or that we will produce oil or gas from them or any other potential exploration projects.

     Our exploration and development activities are subject to reservoir and operational risks. Even when oil and gas is found in what is believed to be commercial quantities, reservoir risks, which may be heightened in new discoveries, may lead to increased costs and decreased production. These risks include the inability to sustain deliverability at commercially productive levels as a result of decreased reservoir pressures, large amounts of water, or other factors that might be encountered. As a result of these types of risks, most lenders will not loan funds secured by reserves from newly discovered reservoirs, which would have a negative impact on our future liquidity. Operational risks include hazards such as fires, explosions, craterings, blowouts (such as the blowout experienced at our initial exploratory well), uncontrollable flows of oil, gas or well fluids, pollution, releases of toxic gas and encountering formations with abnormal pressures. In addition, we may be liable for environmental damage caused by previous owners of property we own or lease. As a result, we may face substantial liabilities to third parties or governmental entities, which could reduce or eliminate funds available for exploration, development or acquisitions or cause us to incur substantial losses. The occurrence of any one of these significant events, if it is not fully insured against, could have a material adverse effect on our financial condition and results of operations.

     Our operations require large amounts of capital. Our current development plans will require us to make large capital expenditures for the exploration and development of our oil and gas projects. Under our current capital expenditure budget, we expect to spend a minimum of approximately $5,100,000 on exploration and development activities during our fiscal year ending December 31, 2005. Also, we must secure substantial capital to explore and develop our other potential projects. Historically, we have funded our capital expenditures through the issuance of equity. Volatility in the price of our common stock, which may be significantly influenced by our drilling and production activity, may impede our ability to raise money quickly, if at all, through the issuance of equity at acceptable prices. Future cash flows and the availability of financing will be subject to a number of variables, such as:

     o    our success in locating and producing reserves in other projects,
     o    the level of production from existing wells, and
     o    prices of oil and gas.

     Issuing equity securities to satisfy our financing requirements could cause substantial dilution to our existing stockholders. Debt financing, if obtained, could lead to:

     o a substantial portion of our operating cash flow being dedicated to the payment of principal and interest,
     o our being more vulnerable to competitive pressures and economic downturns, and
     o    restrictions on our operations.

     If our revenues were to decrease due to lower oil and gas prices, decreased production or other reasons, and if we could not obtain capital through a credit facility or otherwise, our ability to execute our development plans, obtain and replace reserves, or maintain production levels could be greatly limited.

     Oil and gas prices are volatile and an extended decline in prices could hurt our business prospects. Our future profitability and rate of growth and the anticipated carrying value of our oil and gas properties will depend heavily on then prevailing market prices for oil and gas. We expect the markets for oil and gas to continue to be volatile. If we are successful in continuing to establish production, any substantial or extended decline in the price of oil or gas could:

          o    have a material adverse effect on our results of operations,
          o    limit our ability to attract capital,
          o make the formations we are targeting significantly less economically attractive,
          o    reduce our cash flow and borrowing capacity, and
          o    reduce the value and the amount of any future reserves.

Various factors beyond our control will affect prices of oil and gas, including:

          o    worldwide and domestic supplies of oil and gas,
          o the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls,
          o political instability or armed conflict in oil or gas producing regions,
          o    the price and level of foreign imports,
          o    worldwide economic conditions,
          o    marketability of production,
          o    the level of consumer demand,
          o    the price, availability and acceptance of alternative fuels,
          o    the availability of processing and pipeline capacity,
          o    weather conditions, and
          o    actions of federal, state, local and foreign authorities.

     These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of oil and gas. In addition, sales of oil and gas are seasonal in nature, leading to substantial differences in cash flow at various times throughout the year.

     Accounting rules may require write-downs. Under full cost accounting rules, capitalized costs of proved oil and gas properties may not exceed the present value of estimated future net revenues from proved reserves, discounted at 10%. Application of the ceiling test generally requires pricing future revenue at the unescalated prices in effect as of the end of each fiscal quarter and requires a write-down for accounting purposes if the ceiling is exceeded. If a write-down is required, it would result in a charge to earnings, but would not impact cash flow from operating activities. Once incurred, a write-down of oil and gas properties is not reversible at a later date.

     We face risks related to title to the leases we enter into that may result in additional costs and affect our operating results. It is customary in the oil and gas industry to acquire a leasehold interest in a property based upon a preliminary title investigation. In many instances, our partners have acquired rights to the prospective acreage and we have a contractual right to have our interests in that acreage assigned to us. In some cases, we are in the process of having those interests so assigned. If the title to the leases acquired is defective, or title to the leases one of our partners acquires for our benefit is defective, we could lose the money already spent on acquisition and development, or incur substantial costs to cure the title defect, including any necessary litigation. If a title defect cannot be cured or if one of our partners does not assign to us our interest in a lease acquired for our benefit, we will not have the right to participate in the development of or production from the leased properties. In addition, it is possible that the terms of our oil and gas leases may be interpreted differently depending on the state in which the property is located. For instance, royalty calculations can be substantially different from state to state, depending on each state's interpretation of lease language concerning the costs of production. We cannot guarantee that there will be no litigation concerning the proper interpretation of the terms of our leases. Adverse decisions in any litigation of this kind could result in material costs or the loss of one or more leases.

     Our industry is highly competitive and many of our competitors have more resources than we do. We compete in oil and gas exploration with a number of other companies. Many of these competitors have financial and technological resources vastly exceeding those available to us. We cannot be sure that we will be successful in acquiring and developing profitable properties in the face of this competition. In addition, from time to time, there may be competition for, and shortage of, exploration, drilling and production equipment. These shortages could lead to an increase in costs and delays in operations that could have a material adverse effect on our business and our ability to develop our properties. Problems of this nature also could prevent us from producing any oil and gas we discover at the rate we desire to do so.

     Technological changes could put us at a competitive disadvantage. The oil and gas industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. As new technologies develop, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement those new technologies at a substantial cost. If other oil and gas exploration and development companies implement new technologies before we do, those companies may be able to provide enhanced capabilities and superior quality compared with what we are able to provide. We may not be able to respond to these competitive pressures and implement new technologies on a timely basis or at an acceptable cost. If we are unable to utilize the most advanced commercially available technologies, our business could be materially and adversely affected.

     Our industry is heavily regulated. Federal, state and local authorities extensively regulate the oil and gas industry. Legislation and regulations affecting the industry are under constant review for amendment or expansion, raising the possibility of changes that may affect, among other things, the pricing or marketing of oil and gas production. State and local authorities regulate various aspects of oil and gas drilling and production activities, including the drilling of wells (through permit and bonding requirements), the spacing of wells, the unitization or pooling of oil and gas properties, environmental matters, safety standards, the sharing of markets, production limitations, plugging and abandonment, and restoration. The overall regulatory burden on the industry increases the cost of doing business, which, in turn, decreases profitability.

     Our operations must comply with complex environmental regulations. Our operations are subject to complex and constantly changing environmental laws and regulations adopted by federal, state and local governmental authorities. New laws or regulations, or changes to current requirements, could have a material adverse effect on our business. We will continue to be subject to uncertainty associated with new regulatory interpretations and inconsistent interpretations between state and federal agencies. We could face significant liabilities to the government and third parties for discharges of oil, natural gas, produced water or other pollutants into the air, soil or water, and we could have to spend substantial amounts on investigations, litigation and remediation. We cannot be sure that existing environmental laws or regulations, as currently interpreted or enforced, or as they may be interpreted, enforced or altered in the future, will not have a material adverse effect on our results of operations and financial condition.

     Our business depends on transportation facilities owned by others. The marketability of our anticipated gas production depends in part on the availability, proximity and capacity of pipeline systems owned or operated by third parties. Federal and state regulation of oil and gas production and transportation, tax and energy policies, changes in supply and demand and general economic conditions could adversely affect our ability to produce, gather and transport oil and natural gas.

     Attempts to grow our business could have an adverse effect. Because of our small size, we desire to grow rapidly in order to achieve certain economies of scale. Although there is no assurance that this rapid growth will occur, to the extent that it does occur, it will place a significant strain on our financial, technical, operational and administrative resources. As we increase our services and enlarge the number of projects we are evaluating or in which we are participating, there will be additional demands on our financial, technical and administrative resources. The failure to continue to upgrade our technical, administrative, operating and financial control systems or the occurrence of unexpected expansion difficulties, including the recruitment and retention of geoscientists and engineers, could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to our Common Stock

     There is a limited market for our Common Stock, and an investor cannot expect to liquidate his investment regardless of the necessity of doing so. The prices of our shares are highly volatile. Due to the low price of the securities, many brokerage firms may not effect transactions and may not deal with them as it may not be economical for them to do so. This could have an adverse effect on developing and sustaining the market for our shares. In addition, there is no assurance that an investor will be in a position to borrow funds using our shares as collateral.

     Our common stock is extremely illiquid, so investors may not be able to sell as much stock as they want at prevailing market prices. The average daily trading volume of our common stock on the over-the-counter market was approximately 96,000 shares per day over the 90 day period ending April 21, 2005. If limited trading in our stock continues, it may be difficult for investors to sell their shares in the public market at any given time at prevailing prices.

     Sales of a substantial number of shares in the Company Offering and/or in the Stockholders' Offering may result in significant downward pressure on the price of our common stock and could affect the ability of our stockholders to realize the current trading price of our common stock. Although our stock is illiquid, at the time of effectiveness of the registration statement, the number of shares of our common stock eligible to be immediately sold in the market will increase approximately from 23,551,702 to 29,186,152. If we or the Selling Stockholders sell significant amounts of our stock, our stock price could drop. Even a perception by the market that we or the Selling Stockholders will sell in large amounts after the registration statement is effective could place significant downward pressure on our stock price.

     As of April 21, 2005, 6,590,050 shares of our total outstanding shares are restricted from immediate resale, but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well. 6,590,050 shares of common stock, that are not being registered in the registration statement are "restricted securities" as that term is defined under the Securities Act. Though not currently registered, these restricted securities may be sold in the future, in compliance with Rule 144 of the Securities Act or pursuant to a future registration statement. Rule 144 provides that a person holding restricted securities for a period of one year or more may, sell those securities in accordance with the volume limitations and other conditions of the rule. Sales made pursuant to Rule 144 or 144(k), or pursuant to a registration statement filed under the Securities Act, could result in significant downward pressure on the market price for our common stock.

     Raising additional capital through the Company Offering may substantially dilute existing shareholders. If we are able to raise additional funding through the sale of common stock in the Company Offering, the financing will be dilutive to existing stockholders.

     Our board of directors can issue preferred stock with terms that are preferential to our common stock. Our board of directors may issue up to 25 million shares of preferred stock without action by our stockholders. Rights or preferences could include, among other things:

          o the establishment of dividends which must be paid prior to declaring or paying dividends or other distributions to our common stockholders;
          o greater or preferential liquidation rights which could negatively affect the rights of common stockholders, and
          o the right to convert the preferred stock at a rate or price which would have a dilutive effect on the outstanding shares of common stock.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the materials incorporated herein by reference contain forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forwarding-looking words such as "may," "expect," "intend," "anticipate," "believe," "estimate," "continue" and other similar words. You should read statements that contain these words carefully because they discuss our future expectations, make projections of our future results of operations or of our financial condition or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. Our actual results could differ materially from the expectations we describe in our forward-looking statements as a result of certain factors, as more fully described in the "Risk Factors" section of this prospectus and elsewhere in the documents we file with the SEC that are incorporated herein.

                                 USE OF PROCEEDS

Company Offering

     We plan to offer and sell the Company Shares being registered by this registration statement in exchange for cash and/or oil and gas interests from time to time, at prices and on terms to be determined at or prior to the time of sale in light of market conditions at the time of sale.

     The net proceeds that we receive from sales of any Company Shares will vary based on our needs and activities at the time that we undertake the funding. These uses are anticipated to include expenditures for exploration activities, development activities, infrastructure construction, other possible acquisitions and for working capital. Specific determinations will be made at the respective times that the fundings occur. Pending these uses, we expect to invest the net proceeds of the Company Offering in short-term money market and money market equivalent securities. Any specific allocations of the proceeds to a particular purpose that have been made at the date of any prospectus supplement will be described in that prospectus supplement.

     The amounts and timing of our actual expenditures will depend upon numerous factors, including our marketing and sales activities, and the amount of cash generated by our operations. We may find it necessary or advisable to use portions of the proceeds for other purposes.

     Circumstances that may give rise to a change in the use of proceeds include the need to take advantage of opportunities, increased costs of doing business over those currently expected, the need to accelerate, increase or eliminate certain operations due to changing market conditions, among others.

Stockholders' Offering

     The Selling Stockholders will be selling Stockholders' Shares in the Stockholders' Offering. The proceeds from the sale of Stockholders' Shares will be received directly by the Selling Stockholders. We will receive no proceeds from the sale of the Stockholders' Shares offered by Selling Stockholders under this prospectus.

                                 DIVIDEND POLICY

     We have never paid cash dividends and have no plans to do so in the foreseeable future. Our future dividend policy will be determined by our board of directors and will depend upon a number of factors, including our financial condition and performance, our cash needs and expansion plans, income tax consequences, and the restrictions that applicable laws, our current preferred stock instruments, and our future credit arrangements may then impose.

                              SELLING STOCKHOLDERS

     The Stockholders' Shares are being offered by the named Selling Stockholders below. The Selling Stockholders may from time to time offer and sell pursuant to this prospectus up to an aggregate of 5,634,450 shares of our common shares now owned by them. The Selling Stockholders may, from time to time, offer and sell any or all of the Stockholders' Shares that are registered under this prospectus.

     Certain of the individuals and/or entities listed below received the Stockholders' Shares offered hereby in connection with a private placement completed on September 28, 2004. Pursuant to this private placement, we received $4,500,000 in cash as payment for 3,000,000 shares of common stock. In connection with the private placement, we agreed to prepare and file at our expense, within 70 days of the closing of the offering, a registration statement with the SEC covering the resale of the shares received in the private placement by the entities listed below. The shares to be sold by the listed Selling Stockholders also include: (1) 30,000 shares issued to a consulting firm for introducing us to the investment adviser for the six institutional purchasers in the September 28, 2004 offering; (2) an aggregate of 1,550,000 shares issued pursuant to a private offering conducted in March of 2004, including 25,000 shares which were issued upon exercise of warrants issued in connection with this offering; (3) 153,000 shares underlying options granted to a consultant pursuant to a consulting agreement which vest on December 31, 2005; (4) an aggregate of 670,000 shares resulting from the conversion of the Company's Series A preferred stock; (5) an aggregate of 135,000 shares issued for the acquisition of oil and gas property on December 17, 2004; (6) an aggregate of 11,600 shares underlying warrants granted to an individual for introducing us to certain investors in our private offering of common stock in August and September of 2003; (7) an aggregate of 54,850 shares underlying warrants granted to an entity for introducing us to certain investors in our private offering of common stock in July, August and September of 2003; and (8) an aggregate of 30,000 shares underlying warrants granted to an entity for introducing us to the investors in our private offering of preferred stock in September 2003.

     The following table sets forth the following, with respect to the Selling
Stockholders:

          o the number of shares of common stock beneficially owned as of April 21, 2005 and prior to the offering contemplated hereby,

          o the number of shares of common stock eligible for resale and to be offered by each Selling Stockholder pursuant to this prospectus,

          o the number of shares owned by each Selling Stockholder after the offering contemplated hereby assuming that all shares eligible for resale pursuant to this prospectus actually are sold,

          o the percentage of shares of common stock beneficially owned by each Selling Stockholder after the offering contemplated hereby, and

          o in notes to the table, any relationships, excluding non-executive employee and other non-material relationships, that a Selling Stockholder had during the past three years with the registrant or any of its predecessors or affiliates.

                                                                                                  Percentage of
                                        Number of Shares                                            Shares of
                                         of Common Stock                          Number of           Common
                                          Owned Before      Number of Shares     Shares Owned      Stock Owned
       Selling Stockholders (A)           Offering (B)     To Be Offered (C)    After Offering    After Offering
       ------------------------           ------------     -----------------    --------------    --------------

WTC-CIF Energy Portfolio                      104,300             104,300               0                0%
WTC-CTF Energy Portfolio                      653,200             653,200               0                0%
Spindrift Partners, L.P.1                     978,300             978,300               0                0%
General Mills Group Trust                      65,500              65,500               0                0%
General Mills VEBA                             17,900              17,900               0                0%
Spindrift Investors (Bermuda) L.P.          1,180,800           1,180,800               0                0%
Malcolm Deitch and Tanis Deitch JTWROS         50,000              50,000               0                0%
Feagans' Consulting, Inc. 2,3                 183,000             183,000               0                0%
LMA Hughes LLLP                             1,500,000           1,500,000               0                0%
Robert L. Whittlesey                          300,000             300,000               0                0%
R.A. Montgomery                               370,000             370,000               0                0%
Tahosa Holdings, LLC 4                         45,000              45,000               0                0%
Melange International, LLC 4                   45,000              45,000               0                0%
Lyle B. Gallivan 4                             45,000              45,000               0                0%
Andrew Sankin 2.5                              11,600              11,600               0                0%
Lighthouse Capital LTD 2,6                     84,850              84,850               0                0%
                       ---                  ---------           ---------            ------             -----
TOTALS                                      5,634,450           5,634,450               0                 --
                                            =========           =========            ======             =====

---------------------

(A) Includes shares underlying warrants and/or options held by the Selling Stockholder that are covered by this prospectus, including any convertible securities that, due to contractual restrictions, may not be exercisable within 60 days of the date of this prospectus.

(B) The number of shares of common stock to be sold assumes that the Selling Stockholder elects to sell all of the shares of common stock held by the Selling Stockholder that are covered by this prospectus.

(C) It is our understanding that any Selling Stockholder that is an affiliate of a broker-dealer that purchased in the ordinary course of business, and that at the time of the purchase, had no agreements or understanding to distribute the securities.

1 8,300 of these shares have been sold by the selling stockholder pursuant to this Registration Statement.

2.   Assisted the Company with introductions for fundraising.

3.   Provides consulting services to Company.

4. Received shares in partial payment of the acquisition price of net unproved leasehold acres.

5. Represents shares underlying warrants to purchase 11,600 shares of common stock at an exercise price of $0.75 per share, which expire on September 12, 2008.

6. Represents shares underlying warrants to purchase: a) 54,850 shares of common stock at an exercise price of $0.75 per share, which expire on September 24, 2004; and b) 30,000 shares of common stock at an exercise price of $1.15 per share, which expire on September 15, 2008.

                              PLAN OF DISTRIBUTION

     There are two separate offerings taking place, the Company Offering in which up to 7,000,000 shares of common stock may be sold by the Company, and the Stockholders' Offering in which up to 5,634,000 shares of common stock may be sold by the Selling Stockholders.

Company Offering

     We will conduct the sale of the Company Shares we are offering in the Company Offering on a self-underwritten, best-efforts basis. We plan to offer and sell the Company Shares being registered by this registration statement in exchange for cash and/or oil and gas interests from time to time, at prices and on terms to be determined at or prior to the time of sale in light of market conditions at the time of sale. There can be no assurance that we will sell all or any of the shares offered.

Stockholders' Offering

     The Selling Stockholders are offering up to 5,634,450 shares in the Stockholders' Offering concurrently with the Company Offering. The Stockholders' Offering could have a substantial negative effect on the price of our shares. It is likely that the increase in shares on the market will have a negative effect on the resale price of our shares and may make it difficult for purchasers in the Company Offering and/or the Stockholders' Offering to resell the shares at a profit or at all. The Selling Stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their Stockholders' Shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices.

     The Selling Stockholders also may sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. The Selling Stockholders may engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities, and may sell or deliver shares in connection with these trades. The Selling Stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a Selling Stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

     Broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from either the Selling Stockholders or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser, in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with those sales. In that event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     We are required, or have elected, to pay all fees and expenses incident to the registration of the shares being registered herein. We are not required to pay commissions and other selling expenses. We have agreed to indemnify certain of the Selling Stockholders against losses, claims, damages and liabilities, including liabilities under the Securities Act arising out of or based upon any untrue or alleged untrue statement of a material fact contained in the registration statement, any prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or based upon any omission or alleged omission of a material fact necessary to make the statements therein not misleading.

                                LEGAL PROCEEDINGS

         From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. We know of no material, existing or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial stockholder, is an adverse party or has a material interest to our interest.

                DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS

     Patrick D. O'Brien (56), has served as our CEO and as a director since February 19, 2003. Mr. O'Brien served as our President from February 19, 2003 until July 16, 2003. Mr. O'Brien was chief executive officer, president, co-founder and a director of Tower Colombia Corporation. Prior to co-founding Tower Colombia Corporation in 1995, Mr. O'Brien co-founded Tower Energy in 1984 and co-founded Tower Drilling Company in 1980. Mr. O'Brien began his career in the oil and gas industry with the Dowell Division of Dow Chemical Company where he engineered and supervised all phases of well stimulation and cementing. He joined the Colorado Interstate Gas Company in 1974 where he was responsible for the design, acquisition and development of company-owned gas storage fields. In 1980, Mr. O'Brien joined Montana Power Company as Senior Petroleum Engineer with the responsibility for design, long-range planning and performance economics for its exploration and development programs. Mr. O'Brien has spent over 25 years working in the Powder River Basin. Mr. O'Brien received his B.S. in Petroleum Engineering from the Montana College of Mineral Science and Technology.

     Andrew P. Calerich (40), has served as our President and CFO since July 17, 2003, and as a director since October 30, 2003. Mr. Calerich has over 14 years of public company oil and gas finance experience in a variety of capacities for various companies. Most recently, Mr. Calerich served as Vice President and Chief Financial Officer for PYR Energy Corporation. During his six years at PYR, he assisted in raising in excess of $40 million in capital through various financings and in moving the listing and trading of PYR's common stock from the OTC to the American Stock Exchange. From 1993 to 1997, Mr. Calerich was a business consultant specializing in accounting and finance for public and private oil and gas producers in Denver. From 1990 to 1993, Mr. Calerich was employed as corporate Controller at Tipperary Corporation, a public oil and gas exploration and production company. Mr. Calerich began his professional career in public accounting with an international accounting firm. Mr. Calerich is a Certified Public Accountant and earned B.S. degrees in both Accounting and Business Administration at Regis College, in Denver.

     Alan Gelfand (45), has served as a director of the Company since December 13, 2002. Prior to becoming a director of the Company, Mr. Gelfand was a stockbroker from 1987 until December 2002. Between May 1991 and January 1993, Mr. Gelfand founded and operated the first on-hill photography company in Whistler, B.C., Canada. Since December 2002, Mr. Gelfand has worked in investment banking and venture capital funding. Prior to 1987, he had worked as an entrepreneur by co-owning and operating a 15,000 sq. ft. flea market and operating a small corporate incentive gift company. He graduated from Simon Fraser University with a Bachelor of Business Administration in 1982.

     Kendell V. Tholstrom (59), has served as a director of the Company since February 19, 2003 and as a Vice President of the Company since April 2005. Before joining the Company, Mr. Tholstrom was a director and Vice President, oil and gas operations for Tower Colombia Corporation. Prior to joining Tower Colombia Corporation in 1995, he served as Vice President/General Manager for Presidio Oil Company from 1986 to 1995. His responsibilities included the day-to-day management of 35 office employees and 40 field employees. Mr. Tholstrom worked at Sabine Corporation, an oil and gas exploration and production company, from 1982 to 1986 as Division Operations Manager. He worked at Terra Resources 1977 to 1986 in various engineering and management positions and at ARCO Oil & Gas from 1970 to 1972. Mr. Tholstrom is a Registered Professional Engineer in Colorado and has 30 years of petroleum industry experience. Mr. Tholstrom received a B.S. in Petroleum Engineering in 1968 and an M.S. in Petroleum Engineering in 1970 from the Montana College of Mineral Science and Technology.

     M.S. (Moni) Minhas (50), has served as a director of the Company since February 19, 2003. Mr. Minhas is a private businessman and consultant who has, over the last eight years, served as a consultant to Quantel Engineering, PanCanadian Petroleum Limited, Talisman Energy, Abu Dhabi National Oil Company (ADNOC), Petronas National Oil Company (Malaysia), Pertamina National Oil Company (Indonesia), ARCO and Wascana, assisting in the optimization of their reserve production and the development of their properties. From 1980 to 1995, he was employed by PanCanadian Petroleum Ltd. (now EnCana Corporation), eventually serving in senior supervisory, administrative and management positions. Mr. Minhas was responsible for the development of major oil and gas properties in partnership with multinational corporations, and also served as Supervisor for Production Revenue Department in the Reservoir/Exploitation Department, as Leader of the Reserves Task Force and as a Project Engineer/Manager. Mr. Minhas received a B.S. in Petroleum Engineering from University of Calgary, Alberta.

     Nick DeMare (50), has served as a director, designated audit committee financial expert and as Chairman of the Audit Committee since October 30, 2003. Mr. DeMare holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. Since May 1991, Mr. DeMare has been the President of Chase Management Ltd., a private company which provides a broad range of administrative, management and financial services to private and public companies engaged in mineral exploration and development, gold and silver production, oil and gas exploration and production, and venture capital. Mr. DeMare indirectly owns 100% of Chase Management Ltd. Mr. DeMare currently serves as an officer and director of the following other public reporting companies:

      Names of Reporting Issuers                   Position(s) Held                      Market
      --------------------------                   ----------------                      ------

Aguila American Resources, Ltd.          Director                                     TSXV
Andean American Mining Corp.             Director & Secretary                         TSXV
Baradero Resources Limited.              Director, President & CEO                    TSXV & OTCBB
GGL Diamond Corp.                        Director                                     TSXV
Gold Point Exploration Ltd.              Director & President                         TSXV
Golden Peaks Resources Ltd.              Director                                     TSXV
Goldmarca Limited                        Director & Secretary                         TSXV
Halo Resources Ltd.                      Director & CEO                               TSXV & OTCBB
Hilton Resources Ltd.                    Director, President & CEO                    TSXV & OTCBB
Kookaburra Resources Ltd.                Director                                     TSXV
Lariat Resources Ltd.                    Director                                     TSXV
Medina International Corp.               Director, Secretary, Treasurer & CFO         OTCBB
Tinka Resources Limited                  Director                                     TSXV
Tumi Resources Limited                   Director                                     TSXV & OTCBB

                                       15

     Jon R. Whitney (60) has served as a director since February 2005. Mr. Whitney began his employment with Colorado Interstate Gas Company, a natural gas transmission company, on October 1, 1968 as an accountant and in 1970 was promoted to accounting supervisor. Mr. Whitney joined the regulatory area in 1971 and in 1973 was promoted to Vice President, Regulatory Affairs and Controller. He was subsequently promoted to Senior Vice President and then Executive Vice President, with the additional responsibilities of Administration, Marketing, Engineering and Operations. In 1990, he was promoted to President and Chief Executive Officer and ultimately held various officer positions with 15 different companies within the corporate family. He also has held committee positions with the Interstate Natural Gas Association of America and the American Gas Association and has held directorships with several outside companies and community organizations. Prior to his employment with Colorado Interstate Gas Company, he was a Certified Public Accountant in private practice. Mr. Whitney is currently a member of Peak Energy Ventures, a natural gas consulting company.

     Bob Solomon (51) was previously co-founder and Vice-President of Tower Colombia Corporation and became Vice-President of the Company in April 2005. Prior to co-founding Tower Colombia Corporation in 1995, he was co-founder of Tower Energy in 1984 and co-founder of Tower Drilling Company in 1980. Prior to 1980, Mr. Solomon worked at Sonat, Inc. in the areas of strategic planning, acquisitions analysis and corporate development for Sonat's interstate gas pipeline and exploration subsidiaries. He also was employed in various engineering, supervisory and financial capacities for Homestake Mining Company, Colorado Interstate Gas Company, Ethyl Corporation and Atlanta Gas-Light Company. Mr. Solomon has a B.S. degree in Industrial Engineering from the Georgia Institute of Technology (Georgia Tech), and an MBA degree from Stanford University. Mr. Solomon has over 30 years of petroleum industry experience.


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information concerning the ownership of our common stock as of April 21, 2005, with respect to: (i) each person known to us to be the beneficial owner of more than five percent of our common stock;
(ii) all directors; and (iii) directors and executive officers of the Company as a group. The number of shares listed as beneficially owned in the following table reflect the forward stock split of 8.25-for-1 of our issued and outstanding common stock which became effective on January 17, 2003. As of April 21, 2005, there were 35,776,202 shares of common stock issued and outstanding.

     Beneficial ownership is determined in accordance with the Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended, and generally includes voting or investment power with respect to securities. Except as subject to community property laws, where applicable, the person named above has sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by him.

     The term "named executive officer" refers to our chief executive officer and each of our other four most highly compensated executive officers serving as of December 31, 2004, who received at least $100,000 of compensation in 2004.

     This table does not include convertible securities which, due to contractual restrictions, are not exercisable within 60 days of the date of this prospectus.

    Name and Address of                      Number of Shares d
      Beneficial Owner                       Beneficially Owned (1)                     Percent of Class (2)
      ----------------                       ----------------------                     --------------------
Patrick D. O'Brien (3)                               2,666,359                                   7.4%
1050 17th Street, Suite 1850
Denver, CO  80265

Andrew P. Calerich (4)                               1,083,283                                   3.0%
1050 17th Street, Suite 1850
Denver, CO  80265

Alan Gelfand                                           100,238                                   *
1050 17th Street, Suite 1850
Denver, CO  80265

Kendell Tholstrom                                    2,541,358                                   7.1%
1050 17th Street, Suite 1850
Denver, CO  80265

Nick DeMare (5)                                        299,000                                   *
1050 17th Street, Suite 1850
Denver, CO  80265

Bob Solomon                                          2,541,358                                   7.1%
1050 17th Street, Suite 1850
Denver, CO  80265

M.S. ("Moni") Minhas                                   100,238                                   *
1050 17th Street, Suite 1850
Denver, CO  80265

Executive Officers and Directors                    10,331,834                                  28.7%
as a Group (seven individuals)

------------------

*    Less than one percent.

(1) The number of shares and the percentage of the class beneficially owned by the entities above are determined under rules promulgated by the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days through the exercise of any stock option or other right. The inclusion herein of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares such power with his spouse) with respect to all shares of capital stock listed as beneficially owned by such person or entity.

(2) Percentages are based upon the total 35,776,202 outstanding shares of common stock combined with the number of shares of common stock beneficially owned by each person or entity.

(3) Includes options to purchase 125,000 shares of common stock that are currently exercisable.

(4) Includes options to purchase 83,333 shares of common stock that are currently exercisable. Also includes 250,000 shares of common stock issuable pursuant to an employment agreement between Mr. Calerich and the Company, of which 125,000 shares will vest on May 1, 2005 and of which 125,000 shares will vest on July 1, 2005.

(5) Includes 75,000 shares owned by DNG Capital Corp., which is a company wholly owned by Mr. DeMare. Mr. DeMare was granted 100,000 shares of common stock in exchange for services rendered by him as a director. Of these 100,000 shares, 12,500 shares will vest for every quarter he serves as a Director, Chairman of the Audit Committee and as the designated Financial Expert of American Oil & Gas, Inc. Upon vesting the shares are issued in the name of DNG Capital Corp.

                            DESCRIPTION OF SECURITIES

     Pursuant to our articles of incorporation, as amended, we are authorized to issue 100,000,000 shares of common stock, par value $0.001 per share and 25,000,000 shares of preferred stock, par value $0.001 per share, of which 500,000 shares are authorized for issuance as Series A preferred stock. Below is a description of our common stock, shares of which are being offered in this prospectus and a description of our preferred stock.

Common stock

     Holders of the common stock are entitled to one vote for each share held by them of record on our books in all matters to be voted on by the stockholders. Holders of common stock are entitled to receive dividends as may be legally declared from time to time by the board of directors, and in the event of our liquidation, dissolution or winding up, to share ratably in all assets remaining after payment of liabilities. Declaration of dividends on common stock is subject to the discretion of the board of directors and will depend upon a number of factors, including our future earnings, capital requirements and financial condition. We have not declared dividends on our common stock in the past and we currently anticipate that retained earnings, if any, in the future will be applied to our expansion and development rather than the payment of dividends.

     The holders of common stock have no preemptive or conversion rights and are not subject to further calls or assessments. There are no redemption or sinking fund provisions applicable to the common stock. There exists no provision in our articles of incorporation or our bylaws that would delay, defer or prevent a change in control of American Oil & Gas, Inc.

     Corporate Stock Transfer ("CST") acts as our transfer agent and registrar. CST's address is 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209 and its telephone number is 303-282-4800.

Preferred Stock

     On August 18, 2003, the Board of Directors authorized and established a Series A of the Company's preferred stock and conducted a private offering of the Series A preferred shares (the "Preferred Offering").

     Dividends. Holders of series A preferred stock are entitled to an 8% per annum dividend on each of August 18, 2004 and August 18, 2005. To the extent feasible, the dividend obligation will be satisfied by the Net Profit Interest or the "NPI" granted to investors in the Preferred Offering, which is a collective NPI of 20% in and to certain wells that the Company drills and completes in its Mowry project in the Powder River Basin of Wyoming. The exact number of Mowry wells in which investors will receive this aggregate 20% NPI shall equal the number of wells that the Company is able to drill and complete with the total net proceeds the Company realized from the Preferred Offering. The NPI granted to the investors in the Preferred Offering will be owned by the holders of the Series A preferred stock as long as those wells are producing, whether or not the Series A preferred shares are converted into common stock. The NPI will be calculated by taking the Company's share of revenues produced from applicable Mowry wells (net of royalties and taxes), less operating expenses. In the event such NPI is insufficient to finance the dividend obligation, the Company will pay a dividend sufficient to equal and satisfy the dividend obligation.

     In the event the Company expends any of the net proceeds received from the Preferred Offering on a project other than Mowry, it will, to the extent practicable, grant to the holders of the Series A Preferred Stock a collective NPI of 20% in and to certain wells that the Company drills and completed in any such other project. Any such other NPI shall also be allocated in a pro rata manner among all other holders of Series A Preferred Stock, in the same manner as the NPI in and to the Mowry wells.

     Conversion Rights. The preferred shares automatically convert at an equivalent rate of $1.15 per common share into 670,000 common shares in October 2005, or earlier at the discretion of the holders of the preferred shares. The preferred shares will automatically convert if the common stock trades at or above $2.50 for a period of 15 calendar days.

     Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the Series A Preferred stock shall be entitled to receive $0.001 per share before the holders of common stock or any other junior securities receive any amount as a result of a liquidation, dissolution or winding up of the Company. The purchase or redemption by the Company of stock of any class, in any number permitted by law, shall be regarded as a liquidation, dissolution or winding up of the Company.

     Voting Rights. The Series A Preferred stock have full voting rights on all matters and are entitled to one (1) vote per share, voting together with the common stock and other preferred stock, as a single class.

     Outstanding Shares Converted. On January 5, 2005, our common stock traded above $2.50 for the 15th calendar day and, accordingly, the outstanding preferred shares converted into 670,000 shares of common stock.

                      INTEREST OF NAMED EXPERTS AND COUNSEL

     Wheeler Wasoff, P.C., independent auditors, have audited our financial statements as of and for the years ended December 31, 2004 and December 31, 2003. The financial statements are included in reliance on such reports given upon the authority of Wheeler Wasoff, P.C. as experts in accounting and auditing. Wheeler Wasoff, P.C. does not have any ownership interest in us.

     The validity of the issuance of the shares of common stock offered hereby and other legal matters in connection herewith have been passed upon for us by Patton Boggs LLP. Partners of Patton Boggs LLP own an aggregate of 36,000 shares of the Company's common stock.

                      DISCLOSURE OF COMMISSION POSITION OF
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     Our directors and officers are indemnified by our articles of incorporation against amounts actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they are a party by reason of being or having been directors or officers of American Oil & Gas, Inc. to the fullest extent authorized by the Nevada General Corporation Law, as may be amended from time to time. Our articles of incorporation provide that none of our directors or officers shall be personally liable for monetary damages for breach of any fiduciary duty as a director or officer, except for liability (i) for any breach of the officer's or director's duty of loyalty to the Company or its stockholders;(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) for any transaction from which the officer or director derived any improper personal benefit. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to such directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities, other than the payment by American Oil & Gas, Inc. of expenses incurred or paid by such director, officer or controlling person in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                             DESCRIPTION OF BUSINESS

Overview

     We are an independent oil and gas exploration and production company, engaged in the exploration, development and acquisition of crude oil and natural gas reserves and production in the western United States. During 2003, we acquired undeveloped oil and gas prospects and participated in initial drilling operations in certain of our projects in Montana and Wyoming. Prior to these acquisitions, we had not had operations for some time.

     We were incorporated on February 15, 2000, as DrGoodTeeth.com, to engage in the business of operating an online dental resource website. After attempting to operate the business for over two years, our founders were unsuccessful in generating a going concern. They had approached all the dental supply companies in Thailand but were unsuccessful in securing any sponsors or advertisers and were unable to generate adequate traffic to the DrGoodTeeth.com website. As a result of a continued lack of profitability in operating the online dental resource website and because the previous officers and directors no longer had the time to devote full effort to the business of the Company, we changed our operational focus in January 2003 to oil and gas exploration and production.

     On January 17, 2003, in anticipation of acquiring oil and gas interests and in an effort to more accurately reflect the expected change in our operational focus, we changed our name from DrGoodTeeth.com to American Oil & Gas, Inc. Accordingly, our stock symbol was changed from "DRGT" to the current symbol "AOGI."

Recent Events Concerning Our Business

Tower Merger

     On April 21, 2005, we completed a merger in which we acquired 100% of the outstanding common stock of Tower Colombia Corporation ("Tower") in exchange for
5.8 million shares of our restricted common stock (the "Tower Merger"). Tower is a private oil and gas company with extensive experience and expertise in oil and gas exploration and development as well as oil and gas property evaluation and acquisition. Tower has been involved in the review and evaluation of producing properties, undeveloped properties, raw acreage, gas gathering systems and gas plants in the Rocky Mountain region, East Texas, and Canada. We have had a strategic relationship with Tower since we transitioned into the business of oil and gas exploration and production in January 2003 when Tower, together with North Finn LLC of Casper, Wyoming, sold to us a 50% working interest in approximately 44,000 gross undeveloped acres in three separate projects. In conjunction with that sale, the principals of Tower and North Finn agreed, for a two-year period, to provide us with oil and gas operational and technical expertise and agreed to allow us to participate, on an equal basis, in any financing, acquisition or disposition regarding an oil and gas exploration and/or production asset that became available to them. During the past two years, Tower's efforts resulted in (i) our acquisition of leasehold interests in four additional project areas; (ii) expansion of our acreage positions in existing project areas; and (iii) sale of our Powder River Basin coalbed methane acreage, subject to retention of a 5% carried working interest, for $1.2 million.

     Our Chief Executive Officer and Chairman of the Board, Pat O'Brien, was also the president of Tower and will continue in his previous roles with us. Bob Solomon, Vice President of Tower, became our Vice President as a result of the Tower Merger and is responsible for oil and gas economic and financial evaluations and the acquisition and disposition of oil and gas assets. Kendell Tholstrom, a Director of the Company, was Vice President of Tower and became our Vice President as a result of the Tower Merger. Mr. Tholstrom is responsible for oil and gas operations. Also as a result of the Tower Merger, the number of our full-time employees increased from three to eight.

     The Tower Merger has increased our working interest by 50% over our previous working interest in the following Rocky Mountain based oil and gas projects:

     o The approximate 103,000 gross acre Douglas project, which includes the approximate 51,000 gross acre Fetter Field natural gas prospect;

     o    The approximate 50,000 gross acre Krejci oil project;

     o    The approximate 18,000 gross acre Bear Creek coalbed methane project;

     o    The 6,400 gross acre West Rozel oil field project; and

     o A 5% carried interest in approximately 4,400 Powder River Basin coalbed methane acres, which includes 26 wells that have recently been drilled and completed.

     After completion of the Tower Merger, we own a 75% working interest in the Douglas, Krejci, Bear Breek and West Rozel projects described above. We also received Tower's approximate 29% working interest in approximately 6,300 undeveloped acres located in the Carbon Basin of Wyoming.

Other Developments

     We continue to participate in an active oil and gas development project that we refer to as the Big Sky project. This project is a horizontal drilling program in Richland County, Montana targeting the Mississippian Bakken Formation. During 2004, we participated in the drilling of a total of seven gross (.44 net) oil wells and at December 31, 2004, we owned working interests in a total of eight gross (.45 net) oil wells in this project. Total production from these wells for 2004, net to our ownership interests, totaled 12,012 barrels of oil and 3,562 mcf of natural gas.

     On December 17, 2004, we completed the acquisition of an 87.5% working interest in approximately 10,000 net unproved leasehold acres in North Dakota. A portion of the initial acquisition price was paid by the issuance of 135,000 shares of our common stock to the sellers. The sellers were also entitled to receive the lesser of 1,000,000 shares of our common stock or the number of our shares of common stock valued at $1,000,000, if an initial test well resulted in a commercial discovery. The additional number of shares to be issued to the sellers was to be determined by taking the weighted average daily trading price of the Company's common stock for a 20 calendar day period, beginning 10 days prior to rig release and ending 10 days after rig release, and dividing the weighted average daily trading price into 1,000,000. During April 2005, an unsuccessful exploration well was drilled and no additional exploratory efforts are expected.

     In June 2004 we signed an agreement for a private company to drill either two horizontal or four vertical wells to test the Mowry formation at our southern Powder River Basin Wyoming, Krejci oil project. The agreement covers approximately 20,000 gross (approximately 10,000 net) leasehold acres out of a total of approximately 39,000 gross (approximately 19,000 net) leasehold acres. The private company will retain 100% working interest in each well drilled and in three of the eight offset locations surrounding that well. We expect to benefit not only from the information received from drilling, but also from the addition of one or more proved undeveloped locations for each successful well drilled. Under a continuous drilling obligation, the private company has the right to drill up to 10 additional wells and earn three more offset locations for each well drilled. We have retained the right to participate in any or all drilling and could own up to 28.125% in the each of the private company initial and offset wells, 48.875% to 75% in the other offset locations and 75% in all other acreage. The private company drilled one vertical well targeting the Mowry formation. No stimulation methods have been attempted and operations have been temporarily suspended. The continuous operations contemplated under the original agreement with the private company have not occurred and discussions are ongoing. Field activity is expected to resume during the spring or early summer of 2005.

     During June 2004, we entered into an option agreement which will allow us to earn a 75% interest in approximately 103,000 gross (approximately 98,000 net) undeveloped leasehold acres in Converse and Niobrara counties, Wyoming, in the area we call our Douglas project. We have a 75% interest in the option acquired, and have identified multiple exploration opportunities within the identified acreage block.

Competition

     We operate in the highly competitive oil and gas areas of acquisition and exploration, areas in which other competing companies have substantially larger financial resources, operations, staffs and facilities. Such companies may be able to pay more for prospective oil and gas properties or prospects and to evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit.

Proved Reserves

     As of December 31, 2004, our future cash flows from oil and gas operations have been estimated by Ryder Scott Company Petroleum Consultants, an independent petroleum engineering firm, to be $10,750,547. Ryder Scott has estimated the present value of these future cash flows, discounted at ten percent to be $5,656,119, and our proved oil and gas reserves are estimated to be 321,710 barrels of oil and 346,270 mcf of gas. At December 31, 2003, our future cash flows from oil and gas operations were estimated by Ryder Scott to be $4,113,335. Ryder Scott had estimated the present value of these future cash flows, discounted at ten percent to be $2,839,143, and our proved oil and gas reserves were estimated to be 70,923 barrels of oil and 1,527,000 mcf of gas. The increase in 2004 is attributable to reserve extensions and discoveries, primarily associated with development activity at our Big Sky project. The increase was partially offset by the sale of minerals in place associated with our sale of a portion of our ownership in the Glasgow, West Recluse and Bill acreage and the sale of a portion of our ownership in producing wells at West Recluse.

     Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment and the existence of development plans. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimates. Accordingly, reserve estimates are often different from the quantities of oil and gas that are ultimately recovered. Further, the estimated future net revenues from proved reserves and the present value thereof are based upon certain assumptions, including geologic success, prices, future production levels and cost that may not prove correct over time. Predictions about prices and future production levels are subject to great uncertainty, and the meaningfulness of such estimates is highly dependent upon the accuracy of the assumptions upon which they are based.

Customers

     During fiscal year 2004, we had two major customers: Eighty Eight Oil LLC and Enserco Energy, Inc. Sales to these customers accounted for 70% and 17%, respectively, of oil and gas sales in 2004. Because there are other purchasers that are capable of and willing to purchase our oil and gas and because we have the option to change purchasers on our properties if conditions so warrant, we believe that our oil and gas production can be sold in the market in the event that it is not sold to our existing customers.

Employees

     We currently have eight full-time employees and no part-time employees.

Governmental Regulation

     Federal, state and local authorities extensively regulate the oil and gas industry. Legislation and regulations affecting the industry are under constant review for amendment or expansion, raising the possibility of changes that may affect, among other things, the pricing or marketing of oil and gas production. State and local authorities regulate various aspects of oil and gas drilling and production activities, including the drilling of wells (through permit and bonding requirements), the spacing of wells, the unitization or pooling of oil and gas properties, environmental matters, safety standards, the sharing of markets, production limitations, plugging and abandonment, and restoration. The overall regulatory burden on the industry increases the cost of doing business, which, in turn, decreases profitability.

Costs and Effects of Compliance with Environmental Laws

     Operations on properties in which we have an interest are subject to extensive federal, state and local environmental laws that regulate the discharge or disposal of materials or substances into the environment and otherwise are intended to protect the environment. Numerous governmental agencies issue rules and regulations to implement and enforce such laws, which are often difficult and costly to comply with and which carry substantial administrative, civil and criminal penalties and in some cases injunctive relief for failure to comply.

     Some laws, rules and regulations relating to the protection of the environment may, in certain circumstances, impose "strict liability" for environmental contamination. These laws render a person or company liable for environmental and natural resource damages, cleanup costs and, in the case of oil spills in certain states, consequential damages without regard to negligence or fault. Other laws, rules and regulations may require the rate of oil and gas production to be below the economically optimal rate or may even prohibit exploration or production activities in environmentally sensitive areas. In addition, state laws often require some form of remedial action, such as closure of inactive pits and plugging of abandoned wells, to prevent pollution from former or suspended operations.

     Legislation has been proposed in the past and continues to be evaluated in Congress from time to time that would reclassify certain oil and gas exploration and production wastes as "hazardous wastes." This reclassification would make these wastes subject to much more stringent storage, treatment, disposal and clean-up requirements, which could have a significant adverse impact on operating costs. Initiatives to further regulate the disposal of oil and gas wastes are also proposed in certain states from time to time and may include initiatives at the county, municipal and local government levels. These various initiatives could have a similar adverse impact on operating costs.

     The regulatory burden of environmental laws and regulations increases our cost and risk of doing business and consequently affects our profitability. The federal Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, also known as the "Superfund" law, imposes liability, without regard to fault, on certain classes of persons with respect to the release of a "hazardous substance" into the environment. These persons include the current or prior owner or operator of the disposal site or sites where the release occurred and companies that transported, disposed or arranged for the transport or disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for the federal or state government to pursue such claims.

     It is also not uncommon for neighboring landowners and other third parties to file claims for personal injury or property or natural resource damages allegedly caused by the hazardous substances released into the environment. Under CERCLA, certain oil and gas materials and products are, by definition, excluded from the term "hazardous substances." At least two federal courts have held that certain wastes associated with the production of crude oil may be classified as hazardous substances under CERCLA. Similarly, under the federal Resource, Conservation and Recovery Act, or RCRA, which governs the generation, treatment, storage and disposal of "solid wastes" and "hazardous wastes," certain oil and gas materials and wastes are exempt from the definition of "hazardous wastes." This exemption continues to be subject to judicial interpretation and increasingly stringent state interpretation. During the normal course of operations on properties in which we have an interest, exempt and non-exempt wastes, including hazardous wastes, that are subject to RCRA and comparable state statutes and implementing regulations are generated or have been generated in the past. The federal Environmental Protection Agency and various state agencies continue to promulgate regulations that limit the disposal and permitting options for certain hazardous and non-hazardous wastes.

     We believe that the operator of the properties in which we have an interest is in substantial compliance with applicable laws, rules and regulations relating to the control of air emissions at all facilities on those properties. Although we maintain insurance against some, but not all, of the risks described above, including insuring the costs of clean-up operations, public liability and physical damage, there is no assurance that our insurance will be adequate to cover all such costs, that the insurance will continue to be available in the future or that the insurance will be available at premium levels that justify our purchase. The occurrence of a significant event not fully insured or indemnified against could have a material adverse effect on our financial condition and operations. Compliance with environmental requirements, including financial assurance requirements and the costs associated with the cleanup of any spill, could have a material adverse effect on our capital expenditures, earnings or competitive position. We do believe, however, that our operators are in substantial compliance with current applicable environmental laws and regulations. Nevertheless, changes in environmental laws have the potential to adversely affect operations. At this time, we have no plans to make any material capital expenditures for environmental control facilities.

     We cannot be sure that existing environmental laws or regulations, as currently interpreted or enforced, or as they may be interpreted, enforced or altered in the future, will not have a material adverse effect on our results of operations and financial condition.

Reports to Security Holders

     We are required to regularly file reports with the Securities and Exchange Commission (the "SEC"), including Annual Reports on Form 10-KSB, Quarterly Reports on Form 10-QSB; Current Reports on Form 8-K, Proxy Statements, and other various reports. You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers at www.sec.gov. You may also obtain additional information
                     -----------
about us on our website, www.americanoilandgasinc.com.
                         -----------------------------

Certain Definitions

     Unless otherwise indicated in this document, oil equivalents are determined using the ratio of six Mcf of natural gas to one barrel of crude oil, condensate or natural gas liquids so that six Mcf of natural gas are referred to as one barrel of oil equivalent.

     AMI. Area of Mutual Interest

     Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to oil or other liquid hydrocarbons.

     Bbl/d. One Bbl per day

     Bc/d. Barrels of condensate daily

     Bcf. One Billion cubic feet of natural gas at standard atmospheric conditions.

     Bcfe. One billion cubic feet equivalent of natural gas, calculated by converting oil to equivalent Mcf at a ratio of 6 Mcf to 1 Bbl of oil.

     Boe. Barrels of oil equivalent, with six thousand cubic feet of natural gas being equivalent to one barrel of oil.

     Btu or British thermal unit. The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

     Capital Expenditures. Costs associated with exploratory and development drilling (including exploratory dry holes); leasehold acquisitions; seismic data acquisitions; geological, geophysical and land related overhead expenditures; delay rentals; producing property acquisitions; other miscellaneous capital expenditures; compression equipment and pipeline costs.

     Carried Working interest. The owner of this type of working interest in the drilling of a well incurs no liability for drilling costs associated with a well until the well is drilled.

     Completion. The installation of permanent equipment for the production of oil or natural gas.

     Condensate. Liquid hydrocarbons associated with the production of a primarily natural gas reserve.

     Developed Acreage. The number of acres that are allocated or assignable to producing wells or wells capable of production.

     Development Well. A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

     Exploitation. The continuing development of a known producing formation in a previously discovered field. To make complete or maximize the ultimate recovery of oil or natural gas from the field by work including development wells, secondary recovery equipment or other suitable processes and technology.

     Exploration. The search for natural accumulations of oil and natural gas by any geological, geophysical or other suitable means.

     Exploratory Well. A well drilled to find and produce oil or natural gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir, or to extend a known reservoir.

     Field. An area consisting of either a single reservoir or multiple reservoirs, all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

     Finding and Development Costs. The total capital expenditures, including acquisition costs, and exploration and abandonment costs, for oil and gas activities divided by the amount of proved reserves added in the specified period.

     Gross Acres or Gross Wells. The total acres or wells, as the case may be, in which we have a working interest.

     Lease. An instrument which grants to another (the lessee) the exclusive right to enter to explore for, drill for, produce, store and remove oil and natural gas on the mineral interest, in consideration for which the lessor is entitled to certain rents and royalties payable under the terms of the lease. Typically, the duration of the lessee's authorization is for a stated term of years and "for so long thereafter" as minerals are producing.

     Mcf. One thousand cubic feet of natural gas at standard atmospheric conditions.

     Mcf/d. One Mcf per day.

     Mcfe. One thousand cubic feet equivalent of natural gas, calculated by converting oil to equivalent Mcf at a ratio of 6 Mcf to 1 Bbl of oil.

     MMcf. One million cubic feet of natural gas.

     Net Acres or Net Wells. A net acre or well is deemed to exist when the sum of our fractional ownership working interests in gross acres or wells, as the case may be, equals one. The number of net acres or wells is the sum of the fractional working interests owned in gross acres or wells, as the case may be, expressed as whole numbers and fractions thereof.

     Operator. The individual or company responsible to the working interest owners for the exploration, development and production of an oil or natural gas well or lease.

     Participant Group. The individuals and/or companies that, together, comprise the ownership of 100% of the working interest in a specific well or project.

     PV-10 value. The present value of estimated future revenues to be generated from the production of proved reserves calculated in accordance with SEC guidelines, net of estimated lease operating expense, production taxes and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to non-property related expenses such as general and administrative expenses, debt service and depreciation, depletion and amortization or federal income taxes, and discounted using an annual discount rate of 10%.

     Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of the production exceed production expenses and taxes.

     Prospect. A specific geographic area which, based on supporting geological, geophysical or other data and also preliminary economic analysis using reasonably anticipated prices and costs, is deemed to have potential for the discovery of commercial hydrocarbons.

     Proved developed reserves. Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

     Proved reserves. The estimated quantities of oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be commercially recoverable in future years from known reservoirs under existing economic and operating conditions.

     Proved undeveloped reserves (PUD). Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

     Re-entry. Entering an existing well bore to redrill or repair.

     Reserves. Natural gas and crude oil, condensate and natural gas liquids on a net revenue interest basis, found to be commercially recoverable.

     Reservoir. A porous and permeable underground formation containing a natural accumulation of producible natural gas and/ or oil that is confined by impermeable rock or water barriers and is separate from other reservoirs.

     Royalty. An interest in an oil and natural gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage, or of the proceeds of the sale thereof, but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner's royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

     Undeveloped Acreage. Lease acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether or not such acreage contains proved reserves.

     Working Interest. An interest in an oil and gas lease that gives the owner of the interest the right to drill and produce oil and gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations. The share of production to which a working interest owner is entitled will always be smaller than the share of costs that the working interest owner is required to bear, with the balance of the production accruing to the owners of royalties.

Title to Properties

     As is customary in the oil and gas industry, only a preliminary title examination is conducted at the time we acquire leases or enter into other agreements to obtain control over interests in acreage believed to be suitable for drilling operations. In many instances, our partners have acquired rights to the prospective acreage and we have a contractual right to have our interests in that acreage assigned to us. In some cases, we are in the process of having those interests so assigned. Prior to the commencement of drilling operations, a thorough title examination of the drill site tract is conducted by independent attorneys. Once production from a given well is established, the operator will prepare a division order title report indicating the proper parties and percentages for payment of production proceeds, including royalties. We believe that titles to our leasehold properties are good and defensible in accordance with standards generally acceptable in the oil and gas industry.

Forward-Looking and Cautionary Statements

     References in this prospectus to "the Company," "we," "us" or "our" are intended to refer to American Oil & Gas, Inc. This prospectus contains numerous "forward-looking statements" that involve substantial risks and uncertainties. These include, without limitation, statements relating to future drilling and completion of wells, well operations, production, prices, costs and expenses, cash flow, investments, business strategies and other plans and objectives of our management for future operations and activities and other such matters including, but not limited to:

          o Failure to obtain, or a decline in, oil or gas production, or a decline in oil or gas prices,
          o    Inaccurate estimates of required capital expenditures,

          o Increase in the cost of drilling, completion and gas collection or other costs of production and operations,
          o    An inability to meet growth projections, and
          o Other risk factors set forth under "Risk Factors" in this prospectus. In addition, the words "believe", "may", "could", "when", "estimate", "continue", "anticipate", "intend", "expect", and similar expressions, as they relate to the Company, our business or our management, are intended to identify forward-looking statements.

     These statements are based on our beliefs and the assurances we made using information currently available to us. Because these statements reflect our current views concerning future events, these statements involve risks, uncertainties and assumptions. Our actual results could differ materially from the results discussed in the forward-looking statements. Some, but not all, of the factors that may cause these differences include those discussed above under the section entitled "Risk Factors" in this prospectus. You should not place undue reliance on these forward-looking statements. You should also remember that these statements are made only as of the date of this report and future events may cause them to be less likely to prove to be true.

           MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION

Plan of Operation

     During calendar year 2005, we expect to continue to pursue oil and gas operations on our identified projects, including the acquisition of additional acreage through leasing, farmout or option and participation in the drilling of oil and gas wells. We do not intend to operate the drilling of oil and gas wells, but expect to participate as an outside working interest owner. We intend to continue to evaluate additional opportunities in areas where we believe there is potential for oil and gas reserves and production and may participate in areas other than those already identified, although there is no assurance additional opportunities will be available, or if we participate in additional opportunities, that those opportunities will be successful.

     We expect that our merger with Tower Colombia Corporation and our strategic alliance with North Finn, LLC will provide us with continuing opportunities to participate in oil and gas projects. We do not expect to expend significant capital in the initial drilling phases of exploration opportunities and will attempt to exchange a portion of our ownership interests in projects for initial drilling activity. We expect to retain a level of ownership in projects so that in the event initial drilling is successful, the value of the project would be meaningful to us.

     We expect to build our oil and gas reserves and cash flow by continuing to participate in drilling horizontal Bakken wells at our Big Sky Project in Richland County, Montana. From January 1, 2005 through December 2005, we expect to participate in drilling up to 18 gross wells at Big Sky (approximately one net well), which would provide ownership of approximately 1.37 net wells to our interests. Including wells already owned and including the drilling schedule for 2005, we expect our acreage position would provide participation in a total of 52 gross wells, which would result in our ownership of approximately 2.5 net wells. We anticipate that our share of capital expenditures related to drilling activities at our Big Sky Project for 2005 will be approximately $2.3 million. We currently have adequate capital to fund our drilling obligations in this project.

     We also expect to participate in initial drilling at our South Glenburn oil prospect, our Fetter Field natural gas prospect and our Krejci oil prospect. We have entered into exploration agreements with outside industry participants at our Krejci oil prospect and our Fetter Field. We expect to be able to limit our capital exposure during the initial exploratory drilling phase in these projects. In the event initial drilling is successful, we currently have limited capital in order to participate in additional drilling and may need to raise additional funds. These funds could come from the sale of debt and/or equity instruments.

     We expect that our current cash position will be sufficient to fund our known cash requirements during calendar year 2005, although we intend to continue financing efforts to support our current and proposed oil and gas operations. We expect our total cash requirements for 2005 to be approximately $6.2 million to fund drilling operations at our Big Sky Project, to fund our general and administrative expenses and to fund other oil and gas related costs such as land and lease costs, geological costs and drilling costs. We expect to be able to fund these requirements with existing capital and expected cash flow from oil and gas operations.

     We have not entered into any commodity swap arrangements or hedging transactions. Although we have no current plans to do so, we may enter into commodity swap and/or hedging transactions in the future in conjunction with oil and gas production. We have no off-balance sheet arrangements.

Results of Operations

     The following discussion should be read in conjunction with the financial statements included in this prospectus.

     We recorded losses of $438,011 ($0.02 cents per common share) and $800,982 (three cents per common share) for the fiscal years ended December 31, 2004 and 2003, respectively.

     During the fiscal year ended December 31, 2004 ("2004"), we recorded $746,242 in oil and gas revenues, compared to $97,892 recorded during our fiscal year ended December 31, 2003 ("2003"). Our lease operating expenses and production taxes were $80,461 ($3.83 per barrel of oil equivalent produced "boe") in 2004 and $37,842 ($8.89 per boe) in 2003, and we had $665,781 and
$60,050 in net cash flow from oil and gas operations in 2004 and 2003, respectively.

     In 2004, we sold 12,849 barrels of oil at an average price of $41.58, resulting in oil revenues of $534,288, and we sold 48,965 mcf of natural gas at an average price of $4.33 per mcf resulting in gas revenues of $211,954. In 2003, we sold 687 barrels of oil at an average price of $28.33, resulting in oil revenues of $19,469, and we sold 21,430 mcf of natural gas at an average price of $3.66 per mcf, resulting in gas revenues of $78,423.

     We recorded $188,189 ($8.95 per boe), and $30,997 ($7.28 per boe) in
depreciation, depletion and amortization expense related to our oil and gas production in 2004 and 2003, respectively. We recorded nominal depreciation expense associated with our fixed assets for both 2004 and 2003.

     During 2004, we recorded general and administrative expenses in the amount of $945,114. Included in this amount is a non-cash charge of $282,500 for compensation expense to reflect the value attributable in 2004 of 250,000 shares of restricted common stock to be paid to our President and CFO as a component of his employment agreement from July 2003 through July 2005. Also included is a non-cash charge of $85,126 to Directors' expense to reflect the value of 50,000 shares of restricted common stock that was paid to another director for serving as Director, designated audit committee financial expert and as Chairman of the Audit Committee. We are obligated to pay 12,500 shares of restricted common stock for each quarter he serves in these capacities through the third quarter 2005.

     During 2003, we spent a total of $824,767 for general and administrative expenses. During the first six months of the year our primary efforts were to secure financing and to transition into the business of oil and gas exploration and production. During this time, we spent a total of $377,305 for general and administrative expenses. During the second half of 2003, our efforts were focused on our oil and gas operations and we incurred $447,642 for general and administrative expenses. Included in the amount incurred during the second half of 2003 is a non-cash charge of $141,250 to compensation expense to reflect the six month pro-rata value of 125,000 shares of restricted common stock to be paid to our President and CFO as a component of his employment agreement from July 2003 through July 2005, and a non-cash one-time charge of $84,200 to directors' expense for 100,238 shares of restricted common stock paid to a director for his past and future service. Also included is a non-cash charge of $8,750 to directors' expense to reflect the value of 12,500 shares of restricted common stock that was paid to another director for serving as Director, designated audit committee financial expert and as Chairman of the Audit Committee.

Liquidity and Capital Resources

     During the fiscal year ended December 31, 2004, we received approximately $6.0 million from two separate equity transactions. We received $1,525,000 from the sale of 1,525,000 shares of common stock at $1.00 per share, and we received a total of $4,500,000 from the sale of 3,000,000 shares of common stock at $1.50 per share. These private placements were made pursuant to exemptions from registration under the Securities Act of 1933, including but not limited to, Sections 3(b) and 4(2), as well as Rule 506 of Regulation D under the Securities Act of 1933.

     At December 31, 2004, we had a working capital amount of approximately $5,439,000. We expect our total cash requirements for 2005 to be approximately $6.2 million to fund drilling operations at our Big Sky Project, to fund our general and administrative expenses and to fund other oil and gas related costs. We expect to be able to fund our capital requirements for the remainder of 2005 with existing capital and expected cash flow from oil and gas operations.

     We had no outstanding long-term debt at December 31, 2004 and had not entered into any commodity swap arrangements or hedging transactions. Although we have no current plans to do so, we may enter into commodity swap and/or hedging transactions in the future in conjunction with oil and gas production. We paid approximately $2,895,000 during the fiscal year ended December 31, 2004 for drilling and completion costs, leasehold costs, acquisition of acreage and delay rentals with respect to our identified oil and gas projects.

     Our future financial results continue to depend primarily on:

     o    our ability to discover commercial quantities of hydrocarbons;

     o    the market price for oil and gas;

     o    our ability to continue to source and screen potential projects; and

     o our ability to fully implement our exploration and development program with respect to these and other matters.

     There can be no assurance that we will be successful in any of these respects or that the prices of oil and gas prevailing at the time of production will be at a level allowing for profitable production.

Critical Accounting Estimates

     Our discussion and analysis of our financial condition and results of operations are based upon our condensed financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to impairment of long-lived assets. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions; however, we believe that our estimates are reasonable.

Recent Accounting Pronouncements

     In December 2004, the FASB issued SFAS 123(R), "Share-Based Payment," which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS 123(R) is effective for public companies for interim or annual periods beginning after June 15, 2005, supersedes APB Opinion 25, Accounting for Stock Issued to Employees, and amends SFAS 95, Statement of Cash Flows.

     SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro-forma disclosure is no longer an alternative.

     The new standard will be effective for us, beginning August 1, 2005. Based on the share-based agreements in place at this time, we do not expect the adoption will have an effect on the financial statements that is materially different than already reported.

     In December 2004, the FASB issued SFAS 153, Exchanges of Non-monetary Assets, which changes the guidance in APB 29, Accounting for Non-monetary Transactions. This Statement amends APB 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective during fiscal years beginning after June 15, 2005. We do not believe the adoption of SFAS 153 will have a material impact on our financial statements.

     The Securities and Exchange Commission has issued Staff Accounting Bulletin
(SAB) No. 106 regarding the application of SFAS 143, "Accounting for Asset Retirement Obligations," on oil and gas producing entities that use the full cost accounting method. It states that after adoption of SFAS 143, the future cash outflows associated with settling asset retirement obligations that have been accrued on the balance sheet should be excluded from the present value of estimated future net cash flows used for the full cost ceiling test calculation. The Company has complied with SAB No. 106.

     In March 2004, the FASB issued consensus on EITF 03-6, "Participating Securities and the Two-Class Method Under FASB Statement No. 128, Earnings Per Share," related to calculating earnings per share with respect to using the two-class method for participating securities. This pronouncement is effective for all periods after March 31, 2004, and requires prior periods to be restated. As, the Company has incurred net losses in the current and prior periods, and as the Company's preferred stock does not have a contractual obligation to share in the losses of the Company, the adoption of EITF 03-6 had no impact on the Company's financial condition, or its results of operations.

                             DESCRIPTION OF PROPERTY

OIL AND GAS ASSETS

     We have built a portfolio of exploration and exploitation projects targeting both oil and natural gas. Because our expertise in the oil and gas industry is primarily engineering related, we tend to focus in areas where we have some historical evidence that hydrocarbons exist. We believe that there is potential for commercial development in areas where historical drilling attempts resulted in indications of oil and gas but ultimate development was not pursued. We believe that the application of advanced drilling, completion and stimulation technologies combined with a strong commodity pricing environment could make development of our project areas economically viable.

     The following is a description and current status of our specific oil and gas projects:

Big Sky Project (Richland County, Montana)

     In August 2003, we purchased a 20% share of approximately 12,000 net leasehold acres in the Big Sky Project in Richland County, Montana. In March 2004, we sold one-third of our interest for approximately $336,000 in cash. The project is a horizontal drilling program targeting the Mississippian Bakken Formation. The Bakken Formation underlies most of the deeper portion of the Williston Basin in Montana and North Dakota. While the Bakken is recognized as the primary source of oil produced from overlying conventional Mississippian reservoirs, it is also known as an oil reservoir in its own right. Specifically, the Bakken has yielded 30 million barrels of oil from the old upper shale play in Billings, McKenzie and Golden Valley Counties, North Dakota, and already, an additional 3.5 million barrels of oil from the current middle siltstone play in Richland County, Montana. The North Dakota play succeeded or failed on the presence or lack of natural fractures in a poor matrix reservoir. The Richland County play has a significant advantage in that it has a primary dolomitic siltstone reservoir with modest porosity and permeability.

     At December 31, 2004, we owned interests in eight gross (.45 net) producing wells at our Big Sky project. During 2004, these wells produced a total of 12,606 barrels of oil equivalent net to our interest. Subsequent to December 31, 2004, we have participated in the drilling and completion of three additional wells and, at March 31, 2005, we owned interests in 11 gross (.629 net) producing wells. We expect to participate in 15 additional wells through 2005 and expect that we will own interests in 26 gross wells (approximately 1.37 net wells) in our Big Sky project at year-end 2005. Including the wells drilled through 2005, we anticipate we will ultimately own interests in a total of 52 gross (approximately 2.5 net wells) in this project over the next three years.

Douglas Project (Powder River Basin, Wyoming)

     During June 2004, we entered into an option agreement which will allow us to earn a 75% interest in approximately 103,000 gross (approximately 98,000 net) undeveloped leasehold acres in Converse and Niobrara counties, Wyoming, in the area we call our Douglas project. Our current acreage position, including the acreage controlled pursuant to the option agreement is approximately 120,300 gross and 55,400 net acres. We have identified multiple exploration opportunities within the identified acreage block.

     Our initial focus in the Douglas project will be on the Fetter Field, which is a Niobrara/Frontier natural gas field originally discovered in the 1960's. The Niobrara/Frontier here is in an over-pressured area of the Powder River Basin, and occurs at about 11,500 feet. There have been a number of wells drilled at various times over the past 40 years and there is current production in the field from four 1990's wells that are owned by others. We believe that the potential economics from new wells drilled here could be enhanced by: 1) advances in drilling equipment that could significantly reduce drilling times, thereby reducing drilling costs, 2) advances in drilling techniques, such as under-balanced and horizontal drilling that could enable us to reduce or eliminate reservoir damage and increase reservoir contact, resulting in enhanced flow rates, and 3) advances in stimulation technologies, primarily fracturing techniques that have been used successfully in other areas to increase production profiles and lengthen productive lives of wells. As an additional advantage, there is a natural gas processing facility with excess capacity located within our acreage that, if we are successful with initial drilling, should enable us to immediately connect wells to sales lines.

     In February 2005 we entered into an agreement with an Oklahoma based E&P company with expertise in the application of under-balanced horizontal drilling ("UBHD") technologies to participate in the evaluation of our Fetter Field prospect. Under the terms of the agreement, the joint venture participant will utilize its UBHD technology and experience, and will bring specialized equipment in order to participate in the drilling of two initial wells. The Oklahoma company will pay 60% of the costs to earn a 50% interest in the first well, and will pay 30% of the costs to earn a 25% interest in the second well. By paying for these two wells in this fashion and by paying a disproportionate share of land related costs, they will earn a 25% interest in the approximate 51,000 gross acre prospect area AMI. Under this agreement, we would retain a 56.25% working interest in the Fetter Field prospect area AMI. A drilling rig has been secured that is currently scheduled to commence drilling the new wells in spring 2005.

Krejci Oil Project (Powder River Basin, Wyoming)

     We own a 75% working interest in a Mowry Oil Shale project located in and around the Krejci Field. Currently, our acreage position consists of approximately 40,700 gross (approximately 16,900 net) leasehold acres.

     Our acreage position is located on the Southeastern edge of the Powder River Basin near the Lance Creek (basin-bounding) thrust fault. This fault shifts in strike from north-south to east-west in the prospect area, causing the area to be greatly stressed and potentially fractured. In addition, a brittle and clean siliceous sandstone lies stratigraphically in the center of the Mowry Shale. We believe that the fracturing mechanism (out of basin faulting) and sandstone, which are both present in the Krejci area, make this an excellent choice for seeking to establish commercial production from the Mowry Shale. Nevertheless, it is possible for reservoirs to be fractured only in isolated areas, and we are not assured that wells we drill in this area will be productive.

     Mowry oil production was established on the prospect in the Krejci Field in the early 1960s when three wells drilled to the lower Dakota formation were completed in the Mowry after excellent oil shows were noted during drilling. These three wells, in which we have no interest, produced commercial quantities of oil without the benefit of modern stimulation techniques. We believe that by employing modern drilling and completion techniques, production rates and ultimate recovery could be improved.

     Commercial production from the Mowry has also been established in another area of the Powder River Basin. Located approximately 60 miles north of our Krejci acreage, the ARCO Fee #1 well in the Dillinger Ranch area has produced 125,000 barrels of oil and 115 mmcf of gas from the Mowry formation. Although the ARCO Fee #1 well is an example of potential for commercial production from the Mowry, there is no assurance that the success of this well is indicative of commercial production on our Krejci acreage.

     On June 3, 2004 we signed an agreement for a private company to drill either two horizontal or four vertical wells to test the Mowry formation at our Krejci oil project. The private company will retain 100% working interest in each well drilled and in three of the eight offset locations surrounding that well. We expect to benefit not only from the information received from drilling, but also from the addition of one or more proved undeveloped locations for each successful well drilled. The agreement covers approximately 20,000 gross (approximately 10,000 net) leasehold acres out of our total acreage position in this project. Under a continuous drilling obligation, the private company has the right to drill up to 10 additional wells and earn three more offset locations for each well drilled. We have retained the right to participate in any or all drilling and could own working interests of up to 28.125% in the each of the private company initial and offset wells, 46.875% to 75% in the other offset locations and 75% in all other acreage. The private company has drilled one vertical well targeting the Mowry formation. No stimulation methods have been attempted and operations have been temporarily suspended. The continuous operations contemplated under the original agreement with the private company have not occurred and discussions are ongoing. Field activity is expected to resume during the spring or early summer of 2005.

South Glenburn Prospect, McHenry County, North Dakota

     In December 2004, we purchased an 87.5% working interest in the South Glenburn prospect in the Williston Basin of North Dakota. We controlled approximately 11,100 gross (8,400 net) acres in this prospect. During April 2005, the initial exploratory well that was drilled to a total depth of 4,400 feet to test the Mission Canyon formation was unsuccessful and no further exploratory efforts are expected to occur.

Bear Creek Coal Bed Methane Prospect (Big Horn Basin, Montana)

     We own a 75% working interest in this approximately 16,000 leasehold acres (approximately 12,400 leasehold acres net to our interest) coalbed methane prospect in Carbon County Montana (Northern Big Horn Basin). We estimate the prospect contains nine different coalbeds with total net thickness estimated to range from 30 to 130 feet. Other highlights of this prospect are high quality gas composition, water quality that may allow surface discharge, and market potential for the gas.

     The pioneering attempt to develop the resource by another company in the early 1990s ended prematurely due to a contentious legal battle in 1992 when a district county court in Montana ruled that the company that drilled initial wells here did not own rights to the methane in the coals. That company saw this lower court decision overturned by the Supreme Court of Montana three years later.

     Despite the 1995 reversal, that company, having already spent several hundred thousand dollars on legal expenses, was reluctant to risk additional funds until a similar case (Amoco Production Co. v. Southern Ute Indian Tribe) was settled in the US Supreme Court. By the time the US Supreme Court issued its June 1999 decision in favor of Amoco (and that company), the original oil and gas lease had expired. We believe the Bear Creek prospect area was incompletely and inadequately evaluated because of these legal problems. .

     We do not intend to pursue oil and gas operations without the benefit of outside industry participation. We are currently presenting this project to potential industry participants in order to sell down our interests for cash and/or a carried working interest, or to farm-out our acreage

West Rozel, Box Elder County, Utah

     We own a 75% working interest in approximately 6,400 gross (approximately 4,800 net to our interest) leasehold acres in Box Elder County, Utah. This acreage position completely covers the West Rozel oil field, which is a large accumulation of heavy oil at a depth of about 2,250 feet.

     The West Rozel field was discovered by Amoco as a result of an extensive exploration program conducted over the Great Salt Lake from mid-1978 to early 1981. The seismically defined structure at West Rozel is a complexly faulted anticline about three miles long and over a mile wide. The reservoir is Pliocene basalt with an oil column up to 290 feet in thickness. All three test wells drilled by Amoco on the structure encountered oil pay, and two of the three wells were put on hydraulic pump and produced a total of approximately 30,000 barrels of oil over a 62 day test period.

     West Rozel was not put on production in 1981 due to high costs associated with offshore development and heavy oil. We believe that new drilling and production technologies developed over the last twenty years and improved economic incentives could combine to make development of this resource possible. In addition, we have evaluated potential markets for the oil and feel there could be a very strong market for use of the oil in making asphalt.

     We do not intend to undertake activity on this project without significant outside industry participation and continue to research the optimum developmental procedure for this project. Because the target area is beneath the Great Salt Lake, we may encounter greater resistance from environmental groups and permitting authorities then in other areas, which could result in higher costs.

Coalbed Methane Projects (Powder River Basin, Wyoming)

     During 2004, we evaluated our ownership in the approximately 4,400 gross (2,200 net to our interest) leasehold acres in the Powder River Basin of Wyoming, in areas we refer to as West Recluse, Glasgow and Bill and in the seven currently producing wells that we own at West Recluse. Because this is not a core area of development and because we feel our other projects offer greater opportunity for larger development potential, we sold a major portion of our ownership in this area on September 30, 2004. We sold 90% of our interest in this acreage position and 90% of our interest in the existing seven producing West Recluse wells. As part of the agreement, we retained a 5% carried working interest in all additional wells drilled on this acreage. We received sales proceeds of approximately $1.255 million.

OIL AND GAS DRILLING ACTIVITIES

     During 2004, we participated in the successful drilling of seven gross (.44 net) wells at our Big Sky Project. On September 30, 2004, we sold 90% of our interest in our Powder River Basin Coal Bed Methane acreage and 90% of our interest in the existing seven producing West Recluse wells. As part of the agreement, we retained a 5% carried working interest in all additional wells drilled on this acreage. During 2004, the new operator of this project drilled a total of 21 gross successful wells (1.05 wells, net to our interest).

     During 2003, we participated in drilling one successful gross well (.0125 net well) at our Big Sky Project in Richland County, Montana. We also participated in two unsuccessful (.70 net) wells at our West Salt Creek Project in Natrona County, Wyoming. We also purchased a 100% working interest in seven completed and producing coalbed methane wells from North Finn.

OIL AND GAS WELLS

     The following table sets forth the number of oil and natural gas wells in which we had a working interest at December 31, 2004. All of these wells are located in the United States.

                    Productive Wells As of December 31, 2004
--------------------------------------------------------------------------------
                             Gross (a)                        Net (b)
                      -------------------------       --------------------------
    Location          Oil       Gas       Total       Oil       Gas       Total
    --------          ---       ---       -----       ---       ---       -----
Wyoming              --         22.0      22.0        --         1.38      1.38
Montana               8.0       --         8.0         .45      --          .45
                     ----       ----      ----        ----      ----       ----
   Total              8.0       22.0      30.0         .45       1.38      1.83

---------------------

(a) The number of gross wells is the total number of wells in which a working interest is owned.

(b) The number of net wells is the sum of fractional working interests owned in gross wells expressed as whole numbers and fractions thereof.

OIL AND GAS INTERESTS

     We currently own interest in the following developed and undeveloped acreage positions. Undeveloped acreage refers to acreage that has not been placed in producing units.

                              Developed                    Undeveloped
                      -------------------------     -------------------------
    State             Gross Acres     Net Acres     Gross Acres     Net Acres
    -----             -----------     ---------     -----------     ---------
Montana                  5,120            288         31,006         14,110
North Dakota                --             --         11,122          8,375
Wyoming                     80             11        160,964        108,550
Utah                        --             --          6,400          4,800
------------             -----          -----        -------        -------
   Total                 5,200            299        209,492        135,835


     The following table presents the net undeveloped acres that we control, the type of lease and the year the leases are scheduled to expire in each of our current projects. The Carbon County, Montana acreage reflected is attributable to our Bear Creek coalbed methane project in the southern Big Horn Basin. The Richland County, Montana acreage refers to our Big Sky Project in the Williston Basin. The Niobrara County Wyoming acreage reflected is attributable to our Krejci oil project, and the Converse County, Wyoming acreage is attributable to our Douglas Project.

     The Douglas Project acreage (Converse County, Wyoming) is controlled through an exploration agreement that allows us the right to pursue exploration and developmental activities within this acreage block. We must pay our 75% share of the remaining balance of $2 million in order to acquire these leases. We can elect to pay our 75% share of $500,000 by June 1, 2005, and our 75% share of the remaining $1.5 million by June 1, 2006. In addition, we are obligated to pay delay rentals associated with this acreage during the option period.

     The Utah acreage reflected is attributable to our West Rozel oil project and the North Dakota acreage is attributable to our South Glenburn Prospect.


                              Year of        Fee       State     Federal
                            Expiration      Leases     Leases     Leases       TOTALS
                            ----------      ------     ------     ------       ------

MT - Carbon County             2005            198                              198
                               2007          3,728      2,378                 6,106
                               2009                               3,432       3,432
                               2010                               2,682       2,682
MT - Richland County           2005            583                              583
                               2006            411                              411
                               2007            442                              442
                               2011                       256                   256
WY - Niobrara County           2005            492                              492
                               2006          1,271        480                 1,751
                               2007            695         96                   791
                               2008             87        840                   927
                               2011                              13,943      13,943
                               2012                               2,555       2,555
                               2014                               4,929       4,929
WY-Converse County             2005          8,685        600                 9,285
                               2006         14,214      1,110       180      15,504
                               2007          2,015      1,110     5,375       8,500
                               2008          3,116                            3,116
                               2009          5,526                            5,526
                               2010             30                  990       1,020
                               2011                              37,743      37,743
                               2012                                 630         630
                               2013                               1,118       1,118
                               2014                                 720         720
ND - McHenry County            2006             74                               74
                               2007          1,409                            1,409
                               2009          5,982                            5,982
                               2010                       665                   665
                               2015            245                              245
UT - Box Elder County          2013                               4,800       4,800
                              ------        ------     ------    ------     -------
TOTALS                                      49,203      7,535    79,097     135,835


     The types of leases represented in this table are comprised of approximately 560 separate lease agreements and no one single lease is considered a material component of our acreage position. Fee leases consist of acreage leased from other individuals or companies that own the mineral rights underlying that acreage position. State leases consist of mineral rights underlying acreage controlled by the particular state where the acreage position is located, while federal leases consist of mineral rights underlying acreage controlled by the federal government and managed by the Bureau of Land Management.

     Generally, the lease agreements provide that we pay an annual fee, called a delay rental, to retain these leases until such time that a well has been drilled and is producing from the leased lands. At that time, the leased lands are considered to be "held by production" and the lease continues for as long as oil and/or gas production continues. During the period that there is production, we will pay the lessor a royalty based on the revenues received from production. Generally, fee leases provide for royalties of 12.5% to 25%, and state and federal leases provide for royalties of 12.5 %. If the leases do not become held by production within the period set forth in the lease, or if we fail to pay the required delay rental obligations, the lease terminates. Generally, fee leases have terms of three to five years, state leases have terms of five to ten years and federal leases have terms of ten years. We can elect not to pay the yearly delay rental fee, but the lease would terminate. We could elect not to pay the delay rental fee if we did not believe an area was promising after completing preliminary work or if we did not have sufficient funds.

     Our annual aggregate delay rental obligations, if we desire to continue to keep all our leases in effect, are as follows:

                     Year          Rental Obligation
                     ----          -----------------
                     2005               $92,700
                     2006               $82,431
                     2007               $71,123
                     2008               $70,383
                     2009               $64,906
                     2010               $59,248
                     2011               $10,254
                     2012                $6,994
                     2013                $5,852


OFFICE FACILITIES

     Our office is located at 1050 17th Street, Suite 1850, Denver, Colorado, where we sublease office space from Tower Energy Corporation. We are obligated to provide aggregate monthly rental payments to Tower as follows:

                     Year         Annual Rental Amount
                     ----         --------------------
                     2005               $69,202
                     2006               $70,986
                     2007               $66,656

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On April 21, 2005, we acquired 100% of the outstanding common stock of Tower Colombia Corporation ("Tower") in exchange for 5.8 million shares of our restricted common stock pursuant to a merger (the "Tower Merger"). We have had a relationship with Tower since January 2003 when we executed a Purchase and Sale Agreement that was negotiated at arms-length, with Tower and North Finn, LLC, a Wyoming limited liability company ("North Finn"), to acquire an undivided 50% working interest in the Wyoming Krejci Project, the Montana Bear Creek Project and in and to certain coalbed oil and gas leases in the Powder River Basin of Wyoming and the Big Horn Basin of Montana. See "Description of Property--Oil and Gas Assets". We believe that the terms of the transaction were fair to the Company.

     Subsequent to the acquisition of the oil and gas leases, Mr. Patrick D. O'Brien, President of Tower, was appointed Chief Executive Officer, President and Chairman of the Board of Directors of the Company. Mr. O'Brien continued to serve as President of Tower until the Tower Merger. Prior to the Tower Merger, Tower and North Finn actively pursued exploration and development independent of the Company. However, Tower, North Finn and the principals of each entity entered into a Participation Agreement with the Company on January 17, 2003, in which they agreed to provide the Company the right to participate, on an equal basis, in any financing transaction regarding an oil and/or gas exploration and/or production asset, or acquisition or disposition of oil and/or gas exploration and/or production assets that becomes available to them.

     We have a strategic alliance with North Finn LLC, pursuant to which principals of North Finn provide continuing oil and gas operational and technical expertise to the Company. No compensation was paid during 2003 or 2004 for these services and there is no agreement for specific future compensation. The principals of Tower and North Finn provided similar services to the Company during 2002, and during December 2002, were compensated for services rendered through payment of restricted common stock. Each of the six principals of Tower and North Finn received 608,025 shares (adjusted for the January 17, 2003, 8.25 for 1 forward stock split) valued at $18,425, based on the market price of the stock on the date of payment.

     Effective January 17, 2005, we agreed with Tower that the three principals of Tower would provide geological and other management services to us, and we would pay Tower a management fee of $30,000 per month through the date of closing the Tower Merger or May 31, 2005, whichever occurred first. This agreement terminated upon consummation of the Tower Merger.

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

     Our common stock has traded on the OTC Bulletin Board under the symbol "AOGI" since January 17, 2003, when our stockholders effected a forward stock split and name change. Prior to that time, our common stock traded on the OTC-BB beginning on December 14, 2000 under the symbol "DRGT." The table below sets forth the high and low sales prices for our common stock in each quarter of the last two fiscal years. All figures reflect an 8.25-for-1 forward stock split which became effective on January 17, 2003.

                Quarter              High          Low
                -------              ----          ---

              2003 - First          $1.75         $0.03
                 Second              1.65          0.75
                 Third               1.21          0.85
                 Fourth              0.98          0.55
              2004 - First           1.12          0.61
                 Second              1.30          0.76
                 Third               1.80          1.18
                 Fourth              2.90          1.40

Holders

     As of April 21, 2005, there were approximately 50 record owners of American Oil & Gas, Inc.'s common stock.

                             EXECUTIVE COMPENSATION

Executive Compensation

     The following table provides summary information for the years 2004, 2003 and 2002 concerning cash and noncash compensation paid or accrued by the Company to or on behalf of the Company's chief executive officer. In addition the following table provides summary information for any other executive officers who received total salary and bonus exceeding $100,000 for the years 2004, 2003 and 2002.

                                    SUMMARY COMPENSATION TABLES

                                     Annual Compensation
       ---------------------------------------------------------------------------------------
                                                                                Other Annual
       Name and Principal Position          Year    Salary ($)    Bonus ($)   Compensation ($)
       ---------------------------          ----    ----------    ---------   ----------------
Patrick O'Brien, CEO (1)                    2004            -            -              -
                                            2003            -            -              -
                                            2002            -            -              -
Andrew Calerich, President and CFO          2004       99,021            -        322,500 (2)
                                            2003       48,000            -              -
                                            2002            -            -              -



                                              Long-Term Compensation
      -----------------------------------------------------------------------------------------------------------
                                                    Restricted       Securities                        All Other
                                                       Stock         Underlying          LTIP        Compensation
      Name and Principal Position           Year      Awards      Options/SARs(#)      Payouts ($)       ($)
      ---------------------------           ----      ------      ---------------      -----------   ------------

Patrick O'Brien, CEO                        2004            -            -                  -              -
                                            2003            -            -                  -              -
                                            2002            -            -                  -              -
Andrew Calerich, President and CFO          2004            -            -                  -              -
                                            2003      500,000            -                  -              -
                                            2002            -            -                  -              -


---------------------

(1) Mr. O'Brien became CEO of the Company in February 2003 and was not paid a salary or any other form of compensation during 2003 or 2004. None of the persons who served as CEO or acted in a similar capacity to that of a CEO received salary or any other form of compensation during 2004, 2003 or 2002.

(2) This amount represents the market value of 250,000 shares of stock that vested on July 1, 2004 in accordance with an employment agreement with Andrew Calerich, our President and CFO.

Employment Agreements

     In July 2003, we entered into an employment agreement with Andrew Calerich, our President and Chief Financial Officer. The three-year employment agreement called for a base salary of $8,000 per month, family health and medical benefits and payment of 500,000 shares of common stock upon continued employment as follows: 250,000 shares shall vest on July 1, 2004 and 250,000 shares shall vest on July 1, 2005. As part of the employment agreement, only that portion of the shares of common stock that has a market value equal to the income tax liability realized upon vesting of the shares may be sold before July 1, 2005. Effective April 21, 2005, a new five-year employment agreement was entered into and as a part of the new agreement, 125,000 of the 250,000 shares scheduled to vest on July 1, 2005 will vest on May 1, 2005. The new agreement provides for a base annual salary of $95,000 and we granted options to purchase 500,000 shares of our common stock to Mr. Calerich at an exercise price of $3.66 per share, which was the closing price of our common stock on the date of grant. One-sixth of the options vested on April 21, 2005, and one-sixth of the options will vest annually on each April 21 thereafter through 2010. These options expire on May 31, 2010.

     Effective April 21, 2005, we entered into an employment agreement with Patrick O'Brien, our Chief Executive Officer. The five-year agreement provides for base salary of $95,000 and family health and medical benefits.

     Effective April 21, 2005, we entered into an employment agreement with Bobby Solomon, a Vice President of the Company. The five-year agreement provides for base salary of $95,000 and family health and medical benefits. Also effective April 21, 2005, we entered into an employment agreement with Kendell Tholstrom, a Vice President of the Company. The five-year agreement provides for base salary of $95,000 and family health and medical benefits.

Equity Compensation and Other Plans

     On July 12, 2004, our stockholders approved the American Oil & Gas, Inc 2004 Stock Option Plan. We do not have any other equity compensation plans or long-term incentive plans. During 2004, we adopted an employee retirement plan.

Director Compensation

     Our directors are not compensated for any meeting of the board of directors that they attend, but they are entitled to reimbursement for travel expenses. We are obligated to pay Nick DeMare 12,500 shares of restricted common stock for each quarter he serves as a director, designated audit committee financial expert and as Chairman of the Audit Committee through September 30, 2005. Subsequent to 2004, we granted options to purchase 100,000 shares of our common stock to Jon Whitney, a new Director of the Company, in consideration for serving on our Board of Directors. These options have an exercise price of $2.38 per share, which was the closing price of our common stock on February 15, 2005, the date on which Mr. Whitney accepted our offer to become a member of our board of directors. These options expire five years from the date of grant and one-eighth (1/8) of the options vest on the first day of each quarter during which Mr. Whitney continues to serve on our Board of Directors.

                              FINANCIAL STATEMENTS

     See the Consolidated Financial Statements beginning on page F-1, "Index to Consolidated Financial Statements."

                        CHANGES IN AND DISAGREEMENTS WITH
               ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     On May 8, 2003, the Board of Directors appointed Wheeler Wasoff, P.C. as the Company's independent auditor for the fiscal year ended December 31, 2003. This appointment represented a change in our auditor from Clyde Bailey, P.C. ("Bailey"). Bailey was dismissed by the Board on May 8, 2003. The dismissal was prompted by the fact that the Company's management has changed, as has the location of its executive offices. The decision to dismiss Bailey was approved by the Board.

     There were no disagreements with Bailey on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure during the Company's two most recent fiscal years and any subsequent interim period through the date of dismissal. Bailey's report on the financial statements for either of the past two years did not contain an adverse opinion or disclaimer of opinion and have not been modified as to uncertainty, audit scope or accounting principles.

                             ADDITIONAL INFORMATION

     We have filed with the SEC a registration statement on Form SB-2 under the Securities Act for the common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information in the registration statement and the exhibits filed with it, portions of which have been omitted as permitted by SEC rules and regulations. For further information concerning us and the securities offered by this prospectus, please refer to the registration statement and to the exhibits filed with it. Statements contained in this prospectus as to the content of any contract or other document referred to are not necessarily complete. In each instance, we refer you to the copy of the contracts and/or other documents filed as exhibits to the registration statement and these statements are qualified in their entirety by reference to the contract or document.

     The registration statement, including all exhibits, may be inspected without charge at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at the Woolworth Building, 233 Broadway, New York, New York 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials may also be obtained from the SEC's Public Reference at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549, upon the payment of prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement, including all exhibits and schedules and amendments, has been filed with the SEC through the Electronic Data Gathering, Analysis and Retrieval system, and is publicly available through the SEC's Website located at http://www.sec.gov.

                            AMERICAN OIL & GAS, INC.
                          INDEX TO FINANCIAL STATEMENTS






Report of Independent Registered Public Accounting Firm.....................F-2

Balance Sheet
    December 31, 2004.......................................................F-3

Statements of Operations
    Years Ended December 31, 2004 and 2003..................................F-4

Statements of Stockholders' Equity
    Years Ended December 31, 2004 and 2003..................................F-5

Statements of Cash Flows
    Years Ended December 31, 2004 and 2003............................F-6 - F-7

Notes to Financial Statements........................................F-8 - F-22

              REPORT OF INDEPENDENT REGISTERED PUBLIC AUDITING FIRM


To The Board of Directors and Stockholders
American Oil & Gas, Inc.


We have audited the accompanying balance sheet of American Oil & Gas, Inc. as of December 31, 2004, and the related statements of operations, stockholders' equity and cash flows for each of the years in the two-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Oil & Gas, Inc. as of December 31, 2004, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.






                              /s/ Wheeler Wasoff, P.C.
                              ------------------------
                              Wheeler Wasoff, P.C.


Denver, Colorado
April 8, 2005


                                AMERICAN OIL & GAS, INC.
                                      BALANCE SHEET
                                    DECEMBER 31, 2004


                                         ASSETS
CURRENT ASSETS
   Cash                                                                    $  5,251,889
   Receivables                                                                  258,848
   Advances and prepaids                                                         54,535
                                                                           ------------
      Total Current Assets                                                    5,565,272
                                                                           ------------

PROPERTY AND EQUIPMENT, AT COST
   Oil and gas properties, full cost method (including unevaluated
     costs of $2,022,367)                                                     3,700,892
   Other property and equipment                                                   7,221
                                                                           ------------
       Total property and equipment                                           3,708,113
   Less-accumulated depreciation, depletion and amortization                   (221,793)
                                                                           ------------
       Net property and equipment                                             3,486,320
                                                                           ------------
                                                                           $  9,051,592
                                                                           ============

                          LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable and accrued liabilities                                $    108,611
   Dividends payable                                                             18,020
                                                                           ------------
      Total Current Liabilities                                                 126,631
                                                                           ------------

LONG TERM LIABILITIES
    Asset Retirement Obligations                                                 40,702
                                                                           ------------

COMMITMENTS AND CONTINGENCIES (Note 4)

STOCKHOLDERS' EQUITY
   Series A preferred stock, $.001 par value,  authorized 500,000 shares
            Issued and outstanding - 67,000 shares (2004 and 2003)                   67
   Common stock, $.001 par value, authorized 100,000,000 shares
            Issued and outstanding - 29,153,702 shares (2004)
             and 24,388,702 shares (2003)                                        29,154
   Additional paid-in capital                                                10,400,629
   Deferred compensation                                                       (141,250)
   Accumulated Deficit                                                       (1,404,341)
                                                                           ------------
                                                                              8,884,259
                                                                           ------------
                                                                           $  9,051,592
                                                                           ============


        The accompanying notes are an integral part of the financial statements.

                                         F-3

                            AMERICAN OIL & GAS, INC.
                            STATEMENTS OF OPERATIONS
                     YEARS ENDED DECEMBER 31, 2004 AND 2003



                                                       2004            2003
                                                   ------------    ------------
REVENUES
   Oil and gas sales                               $    746,242    $     97,892
                                                   ------------    ------------


OPERATING EXPENSES
   Lease operating                                       80,461          37,842
   General and administrative                           945,114         824,767
   Depletion, depreciation and amortization             192,838          36,265
                                                   ------------    ------------

Total operating expenses                              1,218,413         898,874
                                                   ------------    ------------

Loss from operations                                   (472,171)       (800,982)
                                                   ------------    ------------

OTHER INCOME (EXPENSE)
   Investment income                                     34,160            --
                                                   ------------    ------------
Total other income (expense)                             34,160            --

NET LOSS                                               (438,011)       (800,982)

    Less dividends on preferred stock                    61,640          18,020
                                                   ------------    ------------

NET (LOSS) TO COMMON STOCKHOLDERS                  $   (499,651)   $   (819,002)
                                                   ============    ============

NET (LOSS) PER COMMON
SHARE -BASIC AND DILUTED                           $      (0.02)   $      (0.03)
                                                   ============    ============

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING -BASIC AND DILUTED         25,211,447      23,780,902
                                                   ============    ============



    The accompanying notes are an integral part of the financial statements.

                                       F-4

                                                AMERICAN OIL & GAS, INC.
                                          STATEMENTS OF STOCKHOLDERS' EQUITY
                                        YEARS ENDED DECEMBER 31, 2004 AND 2003


                                                                Preferred        Stock          Common          Stock
                                                                  Shares         Amount         Shares          Amount
                                                               ------------   ------------   ------------    ------------
   Balance January 1, 2003                                             --     $       --       37,747,464    $     37,747

Shares returned to the company                                         --             --      (16,500,000)        (16,500)
Sale of common stock at $1.25 per share                                --             --        1,864,000           1,864
Costs of offering                                                      --             --             --              --
Shares issued to President for deferred compensation                   --             --          500,000             500
Sale of common stock at $.75 per share                                 --             --          664,500             665
Costs of offering                                                      --             --             --              --
Warrants issued to placement agents                                    --             --             --              --
Sale of preferred stock at $11.50 per Unit                           67,000             67           --              --
Preferred stock  proceeds allocated to net profits interests           --             --             --              --
Costs of offering                                                      --             --             --              --
Warrants issued to placement agent                                     --             --             --              --
Deferred compensation recognized                                       --             --             --              --
Shares issued to Director- $.84 per share                              --             --          100,238             100
Shares issued to Director -$.70 per share                              --             --           12,500              13
Dividends on preferred stock                                           --             --             --              --
Net (loss)                                                             --             --             --              --
                                                               ------------   ------------   ------------    ------------
   Balance December 31, 2003                                         67,000             67     24,388,702          24,389

Sale of common stock at $1.00 per share                                --             --        1,525,000           1,525
Costs of offering                                                      --             --             --              --
Warrant exercise at $1.00 per share                                    --             --           25,000              25
Warrants issued for oil project consulting                             --             --             --              --
Sale of common stock at $1.50 per share                                --             --        3,000,000           3,000
Costs of offering                                                      --             --             --              --
Stock issued for private placement costs                               --             --           30,000              30
Options issued for investor relations consulting                       --             --             --              --
Shares issued for oil prospect, valued at $2.43 per share              --             --          135,000             135
Dividends on preferred stock                                           --             --             --              --
Deferred compensation recognized                                       --             --             --              --
Shares issued to Director                                              --             --           50,000              50
Net (loss)                                                             --             --             --              --
                                                               ------------   ------------   ------------    ------------
   Balance December 31, 2004                                         67,000   $         67     29,153,702    $     29,154
                                                               ============   ============   ============    ============

Table continues on following page.


                                        AMERICAN OIL & GAS, INC.
                                   STATEMENTS OF STOCKHOLDERS' EQUITY
                                 YEARS ENDED DECEMBER 31, 2004 AND 2003
                                              (Continued)


                                                                Additional
                                                                 Paid-in       Accumulated       Deferred
                                                                 Capital        (Deficit)      Compensation
                                                               ------------    ------------    ------------
   Balance January 1, 2003                                     $    211,117    $   (165,348)   $       --

Shares returned to the company                                       16,500            --              --
Sale of common stock at $1.25 per share                           2,328,136            --              --
Costs of offering                                                  (146,021)           --              --
Shares issued to President for deferred compensation                564,500            --          (565,000)
Sale of common stock at $.75 per share                              497,710            --              --
Costs of offering                                                  (101,757)           --              --
Warrants issued to placement agents                                  45,101            --              --
Sale of preferred stock at $11.50 per Unit                          770,433            --              --
Preferred stock  proceeds allocated to net profits interests       (160,800)           --              --
Costs of offering                                                   (96,227)           --              --
Warrants issued to placement agent                                   15,091            --              --
Deferred compensation recognized                                       --              --           141,250
Shares issued to Director- $.84 per share                            84,100            --              --
Shares issued to Director -$.70 per share                             8,738            --              --
Dividends on preferred stock                                        (18,020)           --              --
Net (loss)                                                             --          (800,982)           --
                                                               ------------    ------------    ------------
   Balance December 31, 2003                                      4,018,601        (966,330)       (423,750)

Sale of common stock at $1.00 per share                           1,523,475            --              --
Costs of offering                                                    (7,429)           --              --
Warrant exercise at $1.00 per share                                  24,975            --              --
Warrants issued for oil project consulting                           31,611            --              --
Sale of common stock at $1.50 per share                           4,497,000            --              --
Costs of offering                                                  (133,957)           --              --
Stock issued for private placement costs                             56,370            --              --
Options issued for investor relations consulting                     38,632            --              --
Shares issued for oil prospect, valued at $2.43 per share           327,915            --              --
Dividends on preferred stock                                        (61,640)           --
Deferred compensation recognized                                       --              --           282,500
Shares issued to Director                                            85,076            --              --
Net (loss)                                                             --          (438,011)           --
                                                               ------------    ------------    ------------
   Balance December 31, 2004                                   $ 10,400,629    $ (1,404,341)   $   (141,250)
                                                               ============    ============    ============


                The accompanying notes are an integral part of the financial statements.

                                                 F-5

                            AMERICAN OIL & GAS, INC.
                            STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 2004 AND 2003

                                                         2004           2003
                                                     -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)                                           $  (438,011)   $  (800,982)
Adjustments to reconcile net (loss) to
   net cash (used) by operating activities:
    Stock issued for services                             85,126         92,950
     Options issued for services                          38,632
     Deferred compensation                               282,500        141,250
      Accretion of asset retirement obligation             4,520          2,790
     Depletion, depreciation and amortization            188,318         33,475
Changes in assets and liabilities:
   (Increase) in receivables                            (213,106)       (45,742)
   Decrease (increase) in advances and prepaids           12,252        (66,787)
   (Decrease) increase in accounts payable and
     accrued liabilities                                (365,785)        44,894
                                                     -----------    -----------
Net cash (used) by operating activities                 (405,554)      (598,152)
                                                     -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES
    Cash paid for office equipment                          --           (7,221)
    Cash paid for oil and gas properties              (2,894,560)    (1,726,748)
    Proceeds from sale of oil and gas properties       1,582,171           --
    Proceeds for net profits interest                       --          160,800
                                                     -----------    -----------
Net cash (used) in investing activities               (1,312,389)    (1,573,169)
                                                     -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from sale of preferred stock                    --          609,700
   Proceeds from sale of common stock                  6,025,000      2,828,375
   Cash paid for offering costs                          (84,986)      (283,812)
   Proceeds from warrant exercise                         25,000           --
   Preferred dividends paid                              (61,640)          --
                                                     -----------    -----------
Net cash provided by financing activities              5,903,374      3,154,263

NET INCREASE IN CASH                                   4,185,431        982,942
CASH, BEGINNING OF YEAR                                1,066,458         83,516
                                                     -----------    -----------
CASH, END OF YEAR                                    $ 5,251,889    $ 1,066,458
                                                     ===========    ===========


    The accompanying notes are an integral part of the financial statements.

                            AMERICAN OIL & GAS, INC.
                        STATEMENTS OF CASH FLOWS (con't)
                     YEARS ENDED DECEMBER 31, 2004 AND 2003


                                                             2004       2003
                                                           --------   --------

SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION
                                                           --------   --------
  Cash paid for interest expense                           $   --     $   --
                                                           ========   ========

SUPPLEMENTAL DISCLUSURES OF NON-CASH
INVESTING AND FINANCING ACTIVITIES
                                                           --------   --------
  Stock issued for services                                $ 85,126   $ 92,950
                                                           ========   ========

                                                           --------   --------
  Stock based deferred compensation                        $282,500   $141,250
                                                           ========   ========

                                                           --------   --------
  Stock issued for oil and gas property                    $328,050   $   --
                                                           ========   ========

                                                           --------   --------
  Warrants issued for oil and gas property consulting      $ 31,611   $   --
                                                           ========   ========

                                                           --------   --------
  Stock Issued for financing costs                         $ 56,400   $   --
                                                           ========   ========

                                                           --------   --------
  Warrants issued for financing costs                      $   --     $ 60,192
                                                           ========   ========


    The accompanying notes are an integral part of the financial statements.

                            AMERICAN OIL & GAS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2004 AND 2003


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

American Oil & Gas, Inc. ("the Company") was incorporated under the laws of the State of Nevada in February 2000 as DrGoodteeth.com, for the purpose to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of Nevada. On January 17, 2003, the Company entered into a Purchase and Sale Agreement to acquire undeveloped oil and gas prospects in Montana and Wyoming. With the purchase of the oil and gas prospects the Company changed its name to American Oil & Gas, Inc. and became an independent energy company engaged in the exploration, development and acquisition of crude oil and natural gas reserves and production. The Company's resources and assets are reported as one operating segment and the Company conducts its operations primarily in the western United States with current properties in Wyoming, Montana, North Dakota and Utah.

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company's financial statements are based on a number of significant estimates, including oil and gas reserve quantities which are the basis for the calculation of depreciation, depletion and impairment of oil and gas properties, and timing and costs associated with its retirement obligations.

The oil and gas industry is subject, by its nature, to environmental hazards and clean-up costs. At this time, management knows of no substantial costs from environmental accidents or events for which the Company may be currently liable. In addition, the Company's oil and gas business makes it vulnerable to changes in wellhead prices of crude oil and natural gas. Such prices have been volatile in the past and can be expected to be volatile in the future. By definition, proved reserves are based on current oil and gas prices and estimated reserves. Price declines reduce the estimated quantity of proved reserves and increase annual amortization expense (which is based on proved reserves).

CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. On occasion, the Company may have cash in banks in excess of federally insured amounts.

At December 31, 2004, $693,450 of the cash balance is specifically allocated to the drilling, completion and connection of oil and gas wells in the Company's Krejci oil project located in Niobrara County, Wyoming. (See "Preferred Stock" in Note 4 - Stockholders' Equity.)

ACCOUNTS RECEIVABLE AND CREDIT POLICIES

The Company has certain trade receivables consisting of oil and gas sales obligations due under normal trade terms. Management regularly reviews trade receivables and reduces the carrying amount by a valuation allowance that reflects management's best estimate of the amount that may not be collectible. At December 31, 2004, the Company has determined no allowance for uncollectible receivables is necessary.

OIL AND GAS PROPERTIES

The Company utilizes the full cost method of accounting for oil and gas activities. Under this method, subject to a limitation based on estimated value, all costs associated with property acquisition, exploration and development, including costs of unsuccessful exploration, are capitalized within a cost center. No gain or loss is recognized upon the sale or abandonment of undeveloped or producing oil and gas properties unless the sale represents a significant portion of oil and gas properties and the gain significantly alters the relationship between capitalized costs and proved oil and gas reserves of the cost center. Depreciation, depletion and amortization of oil and gas properties is computed on the units of production method based on proved reserves. Amortizable costs include estimates of future development costs of proved undeveloped reserves. At December 31, 2004, all of the Company's oil and gas properties and operations are located in one cost center, the United States.

Capitalized costs of oil and gas properties may not exceed an amount equal to the present value, discounted at 10%, of the estimated future net cash flows from proved oil and gas reserves plus the cost, or estimated fair market value, if lower, of unproved properties. Should capitalized costs exceed this ceiling, impairment is recognized. The present value of estimated future net cash flows is computed by applying year end prices of oil and natural gas to estimated future production of proved oil and gas reserves as of year end, less estimated future expenditures to be incurred in developing and producing the proved reserves and assuming continuation of existing economic conditions.

PROPERTY AND EQUIPMENT

Furniture and equipment is recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the related assets of three to five years. Expenditures for replacements, renewals, and betterments are capitalized. Maintenance and repairs are charged to operations as incurred. Long-lived assets, other than oil and gas properties, are evaluated for impairment to determine if current circumstances and market conditions indicate the carrying amount may not be recoverable. The Company has not recognized any impairment losses on non oil and gas long-lived assets.

IMPAIRMENT

The Company has adopted Statement of Financial Accounting Standards (SFAS) 144, "Accounting for the Impairment and Disposal of Long-Lived Assets," which requires that long-lived assets to be held and used be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Oil and gas properties accounted for using the full cost method of accounting, a method utilized by the Company, are excluded from this requirement, but will continue to be subject to the ceiling test limitations.

GAS BALANCING

The Company uses the sales method of accounting for gas balancing of gas production and would recognize a liability if the existing proven reserves were not adequate to cover the current imbalance situation. As of December 31, 2004, the Company's gas production is in balance.

ASSET RETIREMENT OBLIGATION

In 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement requires companies to record the present value of obligations associated with the retirement of tangible long-lived assets in the period in which it is incurred. The liability is capitalized as part of the related long-lived asset's carrying amount. Over time, accretion of the liability is recognized as an operating expense and the capitalized cost is depreciated over the expected useful life of the related asset. The Company's asset retirement obligations ("ARO") relate primarily to the plugging, dismantlement, removal, site reclamation and similar activities of its oil and gas properties.

The Company adopted the provisions of SFAS 143 to record the ARO associated with all wells in which the Company owns an interest on the date such obligation arose. Depreciation of the related asset, and accretion of the ARO on wells from which production has commenced, has been calculated using the estimate of the life of the wells based on a reserve study prepared by an independent reserve engineering firm. The amounts recognized upon adoption are based upon numerous estimates and assumptions, including future retirement costs, future recoverable quantities of oil and gas, future inflation rates and the credit-adjusted risk-free interest rate. The information below reflects the change in the ARO during the year ended December 31, 2004:

           Asset retirement obligation beginning of year   $ 30,688
                  Liabilities incurred                       33,102
                 Sale of oil and gas assets                 (27,608)
                  Accretion                                   4,520
                                                           --------

           Asset retirement obligation end of year         $ 40,702
                                                           ========

INCOME TAXES

The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in income tax rates is recognized in the results of operations in the period that includes the enactment date.

STOCK-BASED COMPENSATION

In October 1995, the Financial Accounting Standards Board (FASB) issued SFAS 123, Accounting for Stock-Based Compensation, effective for fiscal years beginning after December 15, 1995. This statement defines a fair value method of accounting for employee stock options and encourages entities to adopt that method of accounting for its stock compensation plans. SFAS 123 allows an entity to continue to measure compensation costs for these plans using the intrinsic value based method of accounting as prescribed in Accounting Pronouncement Bulletin Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). The Company has elected to continue to account for its employee stock compensation plans as prescribed under APB 25. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method prescribed in SFAS 123, the Company's net (loss) and (loss) per share for the year ended December 31, 2004 would have been adjusted to the pro-forma amounts indicated below.

                                                         2004         2003
                                                      ---------    ---------
 Net loss - as reported                               $(438,011)   $(800,982)
 Add stock based compensation included in reported
    net loss                                             38,632         --
 Deduct stock based compensation expense determined
    under the fair value method                        (133,321)        --
                                                      ---------    ---------
 Pro forma net loss                                   $(532,700)   $(800,982)
                                                      =========    =========
 Net loss per share:
 As reported                                          $   (0.02)   $   (0.03)
                                                      =========    =========
 Pro forma                                            $   (0.02)   $   (0.03)
                                                      =========    =========


The calculated value of stock options granted under these plans, following calculation methods prescribed by SFAS 123, uses the Black-Scholes stock option pricing model with the following assumptions used:

                                             2004         2003
                                             ----         ----
             Expected option life-years       5             -
             Risk-free interest rate          3.36%         -
             Dividend yield                   0             -
             Volatility                      71%            -


There were no options granted during 2003.

(LOSS) PER SHARE

Basic (loss) per share is based on the weighted average number of common shares outstanding during the period. Diluted (loss) per share is computed by adjusting the weighted average number of common shares outstanding for the dilutive effect, if any, of options, warrants and convertible preferred stock. At December 31, 2004 and 2003, all outstanding options, warrants and convertible preferred stock were excluded from the computation of diluted loss per share for the years then ended, as the effect of the assumed exercises or conversions would be antidilutive.

REVENUE RECOGNITION

The Company recognizes oil and gas revenues from its interests in producing wells as oil and gas is produced and sold from these wells. The Company has no gas balancing arrangements in place. Natural gas sold is not significantly different for the Company's product entitlement.

FAIR VALUE

The carrying amount reported in the balance sheet for cash, accounts receivable, prepaids, accounts payable and accrued liabilities approximates fair value because of the immediate or short-term maturity of these financial instruments.

CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash. The Company maintains cash assets at two financial institutions. The Company periodically evaluates the credit worthiness of financial institutions, and maintains cash accounts only in large high quality financial institutions. The Company believes that credit risk associated with cash is remote. The Company is exposed to credit risk in the event of nonpayment by counter parties, a significant portion of which are concentrated in energy related industries. The creditworthiness of customers and other counter parties is subject to continuing review.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS 123(R), "Share-Based Payment," which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS 123(R) is effective for public companies for interim or annual periods beginning after June 15, 2005, supersedes APB Opinion 25, Accounting for Stock Issued to Employees, and amends SFAS 95, Statement of Cash Flows.

SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro-forma disclosure is no longer an alternative. The new standard will be effective for the company, beginning August 1, 2005. The Company has not yet completed their evaluation but expects the adoption to have an effect on the financial statements similar to the pro-forma effects reported above.

In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets, which changes the guidance in APB 29, Accounting for Nonmonetary Transactions. This Statement amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective during fiscal years beginning after June 15, 2005. The Company does not believe the adoption of SFAS 153 will have a material impact on the Company's financial statements.

The Securities and Exchange Commission has issued Staff Accounting Bulletin
(SAB) No. 106 regarding the application of SFAS 143, "Accounting for Asset Retirement Obligations," on oil and gas producing entities that use the full cost accounting method. It states that after adoption of SFAS 143, the future cash outflows associated with settling asset retirement obligations that have been accrued on the balance sheet should be excluded from the present value of estimated future net cash flows used for the full cost ceiling test calculation. The Company has complied with the provisions of SAB 106.

SEGMENT REPORTING

The Company follows SFAS 131, "Disclosure about Segments of an Enterprise and Related Information", which amended the requirements for a public enterprise to report financial and descriptive information about its reportable operating segments. Operating segments, as defined in the pronouncement, are components of an enterprise about which separate financial information is available that is evaluated regularly by the Company in deciding how to allocate resources and in assessing performance. The financial information is required to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. The Company operates in one segment, oil and gas producing activities.

COMPREHENSIVE INCOME

There are no adjustments necessary to the net (loss) as presented in the accompanying statement of operations to derive comprehensive income in accordance with SFAS 130, "Reporting Comprehensive Income."

RECLASSIFICATION

Certain amounts in the 2003 financial statements have been reclassified to conform to the 2004 financial statement presentation.

NOTE 2 -  PROPERTY AND EQUIPMENT

On June 1, 2004, the Company entered into an option agreement which allows the opportunity to earn a 50% interest in the Douglas project which is comprised of undeveloped leasehold acres in Converse County, Wyoming.

On September 30, 2004, the Company sold 90% of its interests in the Powder River Basin coal bed methane acreage referred to as West Recluse, Glasgow and Bill. Included in this sale was 90% of the Company's interest in seven existing producing West Recluse wells. As part of the agreement, the Company retained a 10% working interest in seven producing coal bed methane wells and retained a 5% carried working interest in all additional wells drilled on this acreage. The Company received sales proceeds of approximately $1.255 million.

During December 2004, the Company acquired a working interest in an oil prospect oil prospect located in McHenry County, North Dakota. The Company calls this prospect the South Glenburn Prospect.

Property and equipment at December 31, 2004 consisted of the following:

    Oil and gas properties, full cost method
           Unevaluated costs, not subject to amortization or
             ceiling test                                       $ 2,022,367
           Evaluated costs                                        1,645,133
           Asset retirement costs                                    33,392
                                                                -----------
                                                                  3,700,892
    Furniture and equipment                                           7,221
                                                                -----------
                                                                  3,708,113
    Less accumulated depreciation, depletion and amortization      (221,793)
                                                                -----------
    Property and equipment                                      $ 3,486,320
                                                                ===========


Information relating to the Company's costs incurred in its oil and gas operations during the year ended December 31, 2004 is summarized as follows:

          Property acquisition costs, unproved properties   $1,279,364
          Exploration costs                                    194,413
          Asset retirement costs                                 5,494
          Development costs                                  1,846,494
                                                            ----------
                                                            $3,325,765
                                                            ==========

Property acquisition costs include costs incurred to purchase, lease, or otherwise acquire a property. Exploration costs include the costs of geological and geophysical activity, and drilling and equipping exploratory wells. Development costs include drilling and other costs incurred within a proved area of oil and gas. The Company reviews and determines the cost basis of drilling prospects on a drilling location basis.

Furniture and equipment depreciation expense for the year ended December 31, 2004 and 2003 was $1,073 and $599, respectively.

During fiscal year 2004, the Company's two largest customers were Eighty Eight Oil LLC and Enserco Energy, Inc. Sales to these customers accounted for 70% and 17%, respectively, of oil and gas sales in 2004. During fiscal year 2003, the Company's two largest customers were Enserco Energy, Inc. and Link Energy Limited Partnership. Sales to these customers accounted for 71% and 18%, respectively, of oil and gas sales in 2003. Because there are other purchasers that are capable of and willing to purchase the Company's oil and gas and because the Company has the option to change purchasers on properties if conditions so warrant, the Company believes that its oil and gas production can be sold in the market in the event that it is not sold to its existing customers.

NOTE 3 - STOCKHOLDERS' EQUITY

PREFERRED STOCK

The Company is authorized to issue up to 25 million shares of $.001 par value preferred stock, the rights and preferences of which are to be determined by the Board of Directors at or prior to the time of issuance.

On August 18, 2003, the Board of Directors authorized and established a Series A of the Company's preferred stock. In October 2003, a total of $770,500 in gross proceeds was received from two accredited investors through the sale of 67,000 8% Series A preferred shares at a price of $11.50 per share. The preferred shares would automatically convert at an equivalent rate of $1.15 per common share into 670,000 common shares in October 2005, or earlier at the discretion of the holders of the preferred shares. The Company paid fees and expenses related to the offering of $81,136, including a cash finders' fee of 10%. The Company also issued warrants to the placement agents to purchase a total of 30,000 shares of the Company's common stock at an exercise price of 1.15 cents per share, for a period of five years. The warrants are valued at $15,091, using the Black-Scholes option pricing model.

The net proceeds from the preferred stock sale are to be used for drilling costs in the Company's Krejci oil project, located in the southern portion of the Powder River Basin of Wyoming. The holders of the preferred shares will receive a net profits interest of 20% in the actual wells drilled with these net proceeds. While the preferred shares are outstanding, the Company will pay the greater of the actual amount generated by the net profits interest or the amount required to provide the holders of the preferred shares an annualized return of eight percent for two years. During 2004, the Company paid $61,640 in cash dividends to the holders of preferred shares. The Company allocated $160,800 as the value attributable to the net profits interest, and has reduced the carrying value of its leasehold costs and charged additional paid in capital by this amount. The Company has not yet used any of these funds for drilling costs and considers these funds as restricted.

The preferred shares automatically convert if the common stock trades at or above $2.50 for a period of 15 calendar days. On January 5, 2005, the common stock traded above $2.50 for the 15th calendar day and, accordingly, the outstanding preferred shares converted into 670,000 shares of common stock.

COMMON STOCK

Effective January 17, 2003, the Company conducted a forward stock split of its issued and outstanding common stock on an 8.25 new for 1 old basis. The stock split did not vary the par value of the common stock or the number of shares authorized for issuance. All stock figures have been restated to reflect the stock split.

Effective January 17, 2003, 16,500,000 shares of common stock were returned to the Company for cancellation. No consideration was paid for the return of the shares to be cancelled.

In June 2003, the Company completed a private offering of shares of common stock at $1.25 per share. A total of seven investors purchased 1,864,000 shares of common stock for a total purchase price of $2,330,000. The Company paid costs and fees related to the offering of $146,021.

On June 16, 2003, the Company issued 500,000 shares of common stock to its President and Chief Financial Officer, as part of his employment agreement. Pursuant to the agreement, 250,000 shares vested on June 1, 2004 and 250,000 shares will vest on July 1, 2005. The 500,000 shares are reflected as issued and outstanding at December 31, 2004 and 2003. The shares were valued at $565,000 ($1.13 per share), based on the non-discounted trading price of the Company's common stock as of the date of grant. At December 31, 2004 and 2003, $282,500 and $141,250, respectively, was charged to operations for the value of shares earned.

In October 2003, the Company completed a private offering of shares of common stock, $0.75 per share. A total of $498,375 was received from eleven (11) investors from the sale of 664,500 shares of common stock. The Company paid fees and expenses related to the offering of $56,656, including a cash finders' fee of 10%. The Company issued warrants to the placement agents to purchase 49,838 shares of the Company's common stock at an exercise price of 75 cents per share, for a period of five years. The warrants are valued at $45,101, using the Black-Scholes option pricing model.

In October 2003, 100,238 shares of common stock were paid to a Director for his past and future services as a Director. The shares were valued at $84,200 ($.84 per share), based on the non-discounted trading price of the Company's common stock as of the date of grant.

In December 2003, 12,500 shares of common stock were issued to a Director for serving as Director, Designated Financial Expert and as Chairman of the Audit Committee. The shares were paid to a company wholly owned by the Director, and the shares were valued at $8,750 ($.70 per share), based on the non-discounted trading price of the Company's common stock as of the date of issuance. The Company is obligated to issue 12,500 shares of restricted common stock for each quarter this Director serves in these capacities through the third quarter 2005. During 2004, the Company issued 12,500 shares per quarter, for a total of 50,000 shares, to this Director and these shares were valued based on the non-discounted trading price of the Company's common stock of $0.84, $1.26, $1.91 and $2.80 for the first, second, third and fourth quarters, respectively.

In March 2004, the Company completed a private placement of 1,525,000 units at a price of $1.00 per unit. Each unit consisted of one share of common stock and one warrant to purchase one share of common stock at $1.00 per share until August 31, 2004. The Company did not pay any fees or commissions associated with this financing. Holders of 25,000 of the warrants exercised the warrants prior to August 31, 2004, and 1,500,000 of the warrants expired unexercised. In conjunction with this sale, the Company sold one-third of its interests in the Big Sky project for cash of $326,247 to an entity related to the investor that purchased 1.5 million of the units.

In July 2004, the Company granted options to purchase 153,000 shares of its common stock at an exercise price equal to the market price on the date of grant of $1.25 per share to a consulting firm hired to assist the Company in its investor relations program. The options vest 8,500 per month from July 2004 through December 2005 and expire 5 years from the date of issuance. The options were valued at $115,898 using the Black-Scholes option pricing model.

In September 2004, the Company sold a total of 3,000,000 shares of common stock at a price of $1.50 per share. The Company paid a placement fee of $45,000 in cash and issued 30,000 shares (valued at the non-discounted trading price of the Company's common stock of $1.88 per share) to an individual who assisted in securing the private placement. Total costs of the offering were $133,957, including cash of $77,557 and common stock valued at $56,400.

WARRANTS

In September 2003, the Company issued warrants to purchase 30,000 shares of its common stock at an exercise price of $1.15 per share through September 2008 as partial consideration for a finder's fee in conjunction with the private placement of the Company's Series A preferred stock. These warrants are valued at $15,091, using the Black-Scholes option pricing model.

Also, in September 2003, the Company issued warrants to purchase 66,450 shares of common stock at an exercise price of $.75 per share through September 2008 as partial consideration for a finder's fee in conjunction with the private placement of the Company's common stock. These warrants are valued at $45,101, using the Black-Scholes option pricing model.

In May 2004, the Company granted warrants to purchase 163,200 shares of common stock at an exercise price equal to the market price on the date of grant of $1.09 per share to an individual who is assisting the Company with evaluation and marketing of its West Rozel project. These warrants vest 13,600 per month starting April 2004, and expire one year from date of vesting. These warrants were valued at $42,147 using the Black-Scholes option pricing model. As of December 31, 2004, the Company has capitalized $31,611 as additional capitalized costs with respect to its West Rozel project.

At December 31, 2004, the status of outstanding warrants is as follows:

       Issue Date      Shares Exercisable   Exercise Price    Expiration Date
       ----------      ------------------   --------------    ---------------
   September 15, 2003        30,000              $1.15       September 15, 2008
   September 24, 2003        66,450              $0.75       September 24, 2008
   May 26, 2004             122,400              $1.09       April 2005 through
                                                             December 2005

At December 31, 2004, the per share weighted average exercise price of outstanding warrants was $1.01 per share and the weighted average remaining contractual life was 2.15 years.

NOTE 4 - STOCK OPTION PLAN

The Company adopted the 2004 Stock Option Plan (the "Plan"). Under the Plan, stock options may be granted at an exercise price not less than the fair market value of the Company's common stock at the date of grant. Options may be granted to key employees and other persons who contribute to the success of the Company. The Company has reserved 2,500,000 shares of common stock for the plan. At December 31, 2004, options to purchase 2,097,000 shares were available to be granted pursuant to the stock option plan.

The status of outstanding options granted pursuant to the plans are as follows:

                                         Number of  Weighted Avg.  Weighted Avg.
                                          Shares    Exercise Price  Fair Value
                                          ------    --------------  ----------
Options Outstanding - December 31, 2003      --         $ --           $ --

Granted                                   403,000       $1.25          $0.76
                                         --------
Options Outstanding - December 31, 2004
     (176,000 exercisable)                403,000       $1.25          $0.76
                                         ========

There have been no options exercised to date.

The following table presents additional information related to the options outstanding at December 31, 2004:

 Exercise price  Number of shares  Number of shares  Weighted average remaining
   per share       outstanding       Excercisable     contractual life (Years)
   ---------       -----------       ------------     ------------------------
    $ 1.25           403,000           176,000                 4.5


NOTE 5 - INCOME TAXES

A provision (benefit) for income taxes for the years ended December 31, 2004 and 2003 consists of the following:

                                                 2004          2003
                                               ---------    ---------
          Current taxes                        $    --      $    --

          Deferred taxes                         617,000      327,000
             Less: valuation allowance          (617,000)    (327,000)
                                               ---------    ---------
          Net income tax provision (benefit)   $    --      $    --
                                               =========    =========


The effective income tax rate for the years ended December 31, 2004 and 2003 differs from the U.S. Federal statutory income tax rate due to the following:

                                                      2004       2003
                                                      ----       ----
        Federal statutory income tax rate            (34.0%)    (34.0%)
        State income taxes                            (3.3%)     (3.3%)
        Permanent differences                           .5%       2.7%
        Increase in valuation allowance               36.8%      34.6%
                                                     -------    -------
        Net income tax provision (benefit)              --         --
                                                     =======    =======

The components of the deferred tax assets and liabilities as of December 31, 2004 and 2003 are as follows:

                                                       2004           2003
                                                   -----------    -----------
 Deferred tax assets:
 Federal and state net operating loss carryovers   $ 1,073,000    $   426,000
  Asset retirement obligation                           15,000           --
 Oil and gas property                                 (468,000)      (151,000)
 Deferred compensation                                  (3,000)        52,000
                                                   -----------    -----------
    Total deferred tax assets                          617,000        327,000
   Less: valuation adjustment                         (617,000)      (327,000)
                                                   -----------    -----------
 Deferred tax asset                                $      --      $      --
                                                   ===========    ===========


The Company has a $2,010,000 net operating loss carryover as of December 31, 2004. The net operating losses may offset against taxable income through the year ended December 2024. A portion of the net operating loss carryovers begin expiring in 2020. The Company provided a valuation allowance against its deferred tax asset of $617,000 and $327,000 as of December 31, 2004 and 2003, respectively, since it believes that it is more likely than not that it would be able to utilize it in its future tax returns. Of the total tax benefit, $290,000 is attributable to 2004.

NOTE 6 - RELATED PARTIES

In February 2003, Patrick O'Brien and Kendell Tholstrom were appointed as directors of the Company. Mr. O'Brien and Mr. Tholstrom also serve as executive officers and/or directors of Tower Colombia Corporation ("Tower"). Tower actively pursues exploration and development independent of the Company. Tower entered into a two year Participation Agreement with the Company on January 17, 2003, whereby they agreed to provide American the right to participate, on an equal basis, in any financing transaction regarding an oil and/or gas exploration and/or production asset, or acquisition or disposition of oil and/or gas exploration and/or production assets that becomes available to them. This agreement expired on January 17, 2005.

During December 2002, Mr. O'Brien and Mr. Tholstrom became shareholders of the Company when they each received 608,025 shares of the Company's common stock as compensation for oil and gas technical and operational services, each of which accounted for approximately 1.5% of the then outstanding shares. The Company also shares common executive office space with Tower, under a sublease agreement.

During 2004 and 2003, the Company reimbursed Tower for the Company's share of oil and gas related expenditures and administrative related expenditures in the amount of $232,088 and $89,380, respectively. In addition, the Company paid Tower $24,504 and $1,838 for 2004 and 2003, respectively, for rent expense under the sublease agreement.

In 2003, before becoming President and Chief Financial Officer of the Company, Andrew Calerich was paid a consulting fee of $20,000.

During 2003, the Company paid consulting fees of $30,000 to Alan Gelfand, a current Director and former President of the Company.

During 2003, the Company paid $2,834 to Chase Management Ltd. for administrative services. Nick DeMare serves as a Director of the Company and is President of Chase. The Company also paid $5,130 to a company for which Mr. DeMare serves as Director, for administrative services. These costs were incurred before Mr. DeMare became a Director of the Company.

Other than the above discussion and certain of the matters discussed under Notes 7 and 8, the Company has no significant related party transactions and/or relationships with any individuals or entities.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company may be subject to various possible contingencies, which are derived primarily from interpretations of federal and state laws and regulations affecting the oil and gas industry. Although management believes it has complied with the various laws and regulations, new rulings and interpretations may require the Company to make future adjustments.

The Company has a sublease agreement, and shares common office space with Tower, a related entity, for rent of its general corporate office facilities. The Company entered into this agreement effective in December 2003. Prior to December 2003, the Company did not have lease commitments. Rental expense for operating leases was $24,504 and $1,838 for the years ended December 31, 2004 and 2003, respectively.

The Company is obligated to pay Tower the following minimum future rental commitments under the noncancelable operating lease as of December 31, 2004:

       Office Lease Obligations       Year      Amount
       ------------------------       ----      ------
                                      2005      $22,985
                                      2006       23,542
                                      2007       22,051


In conjunction with the Company's working interests in undeveloped oil and gas prospects, the Company must pay approximately $93,000 in delay rentals during the fiscal year ending December 31, 2005 to maintain the right to explore these prospects. The Company continually evaluates its leasehold interests, therefore certain leases may be abandoned by the Company in the normal course of business.

In addition to the delay rental payments, the Company's Douglas Project acreage is controlled through an exploration agreement that provides for the right to pursue exploration and developmental activities within this acreage block. The Company must pay $1,000,000 in acquisition costs in order to acquire these leases. The Company is obligated to make a payment of $250,000 by June 1, 2005, and $750,000 by June 1, 2006.

NOTE 8 - SUBSEQUENT EVENTS

On January 5, 2005, the outstanding preferred shares automatically converted into 670,000 shares of common stock pursuant to the placement agreement, based upon the Company's common stock trading above $2.50 for 15 calendar days

On January 13, 2005, warrants to purchase 90,000 shares of the Company's common stock were exercised at an exercise price of $1.09 per share. The Company received proceeds of $98,100 in conjunction with this exercise.

On March 1, 2005, warrants to purchase 50,000 shares of the Company's common stock were exercised at an exercise price of $1.09 per share. The Company received proceeds of $54,500 in conjunction with this exercise.

On March 23, 2005, the Company signed a letter of intent to acquire 100% of the outstanding common stock of Tower Colombia Corporation in exchange for 5.8 million shares of restricted common stock. In conjunction with the merger, Pat O'Brien will continue as Chief Executive Officer and as Chairman of American. Mr. O'Brien also is the president of Tower. Bob Solomon, currently Vice President of Tower, will become Vice President of American and will be responsible for oil and gas economic and financial evaluations and the acquisition and disposition of oil and gas assets. Kendell Tholstrom, currently Vice President of Tower and a Director of American, will also become Vice-President of American and will be responsible for oil and gas operations. The Company will obtain a fairness opinion prior to closing.

On March 23, 2005, the Company approved and entered into an agreement with Tower pursuant to which Tower provides, effective as of January 17, 2005, certain management services, including, but not limited to, human resource management, asset management services, and accounting and data management services for a monthly management fee of $30,000. This management services agreement will terminate on the earlier of May 31, 2005 or the closing date of a merger between the Company and Tower.

NOTE 9 - INFORMATION REGARDING PROVED OIL AND GAS RESERVES (UNAUDITED)

The information presented below regarding the Company's oil and gas reserves were prepared by independent petroleum engineering consultants. All reserves are located within the continental United States.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved developed oil and gas reserves are those expected to be recovered through existing wells with existing equipment and operating methods. The determination of oil and gas reserves is highly complex and interpretive. The estimates are subject to continuing change as additional information becomes available.

The complete definition of proved oil and gas reserves appears at Regulation S-X 4-10 (a) (2) (3) and (4). The complete definition of proved developed oil and gas reserves appears at Regulation S-X 4-10 (a) (4), 17 CFR 210. 4-10 (a) (4).

Estimated net quantities of proved developed and undeveloped reserves of oil and gas for the year ended December 31, 2004 and 2003 are as follows:

          December 31, 2004                         Oil (BBLS)     Gas (MCF)
          -----------------                         ----------     ---------
  Beginning of year                                     70,900     1,526,800
  Revisions of Previous quantity estimates             (33,513)      190,853
  Extensions, discoveries and improved recoveries      320,577       149,248
  Sales of reserves in place                           (23,405)   (1,471,666)
  Production                                           (12,849)      (48,965)
                                                    ----------    ----------
  End of year                                          321,710       346,270
                                                    ==========    ==========

  Proved developed reserves-end of year                147,205       216,867
                                                    ==========    ==========

          December 31, 2003                         Oil (BBLS)    Gas (MCF)
          -----------------                         ----------    ---------
  Beginning of year                                       --            --
  Revisions of Previous quantity estimates                --            --
  Extensions, discoveries and improved recoveries       71,590     1,548,230
  Sales of reserves in place                              --            --
  Production                                              (690)      (21,430)
                                                    ----------    ----------
  End of year                                           70,900     1,526,800
                                                    ==========    ==========

  Proved developed reserves-end of year                  4,300       525,600
                                                    ==========    ==========


            STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
                     RELATING TO PROVED OIL AND GAS RESERVES

Future net cash flows presented below are computed using year-end prices and costs. Future corporate overhead expenses and interest expense have not been included.

                                          December 31, 2004   December 31, 2003
                                          -----------------   -----------------
Future cash inflows                          $ 15,566,000        $  7,174,000
Future costs:
   Production                                  (2,843,000)         (1,801,000)
   Development                                 (1,973,000)         (1,260,000)
                                             ------------        ------------
Future net cash flows                          10,750,000           4,113,000
10% discount factor                            (5,094,000)         (1,274,000)
                                             ------------        ------------
Standardized measure of discounted future
  net cash flows                             $  5,656,000        $  2,839,000
                                             ============        ============


The principal sources of changes in the standardized measure of discounted future net cash flows during the years ended December 31, 2004 and 2003 are as follows:

                                            December 31, 2004  December 31, 2003
                                            -----------------  -----------------
Beginning balance                               $ 2,839,000        $      --
Sales and transfers of oil and gas produced        (666,000)           (60,000)
Net (decrease) in prices and production costs       (13,000)              --
Sales of minerals in place                       (2,065,000)              --
Extensions and discoveries                        4,975,000          4,054,000
Changes in estimated future development costs       (94,000)        (1,155,000)
Revisions in previous quantity estimates             (9,000)              --
Accretion of discount                               284,000               --
Change in rates of production and other             405,000               --
                                                -----------        -----------
Ending balance                                  $ 5,656,000        $ 2,839,000
                                                ===========        ===========


The standardized measure of discounted future net cash flows relating to proved oil and gas reserves and the changes in standardized measure of discounted future net cash flows relating to proved oil and gas reserves were prepared in accordance with the provisions of SFAS 69. Future cash inflows were computed by applying current prices at year-end to estimated future production. Future production and development costs (including the estimated asset retirement obligation) are computed by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at year-end, based on year-end costs and assuming continuation of existing economic conditions. Future income tax expenses are calculated by applying appropriate year-end tax rates to future pretax cash flows relating to proved oil and gas reserves, less the tax basis of properties involved and tax credits and loss carryforwards relating to oil and gas producing activities. Future net cash flows are discounted at the rate of 10% annually to derive the standardized measure of discounted future cash flows. This calculation procedure does not necessarily result in an estimate of the fair market value of the present value of the Company's oil and gas properties.

                                     PART II

                     Information Not Required in Prospectus

Item 24.  Indemnification of Directors and Officers

     Our articles of incorporation provide for the indemnification of our directors, officers, employees and agents to the fullest extent permitted by the laws of the State of Nevada. Section 78.7502 of the Nevada General Corporation Law permits a corporation to indemnify any of its directors, officers, employees or agents against expenses actually and reasonably incurred by such person in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (except for an action by or in right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, provided that it is determined that such person acted in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Section 78.751 of the Nevada General Corporation Law requires that the determination that indemnification is proper in a specific case must be made by
(a) the stockholders, (b) the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding or (c) independent legal counsel in a written opinion (i) if a majority vote of a quorum consisting of disinterested directors is not possible or (ii) if such an opinion is requested by a quorum consisting of disinterested directors.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 25.  Other Expenses of Issuance and Distribution

     We will pay all expenses in connection with the registration and sale of our common stock. The estimated expenses of issuance and distribution are set forth below.

             Type of Expense                              Amount
             ---------------                              ------
          Registration Fees                               $3,347
          Transfer Agent Fees                              2,000
          Costs of Printing and Engraving                  3,000
          Legal Fees                                      20,000
          Accounting Fees                                  3,500
          Miscellaneous Fees                               1,153
          Total                                          $33,000


Item 26.  Recent Sales of Unregistered Securities

     On April 21, 2005, the Company completed a merger in which we acquired 100% of the outstanding common stock of Tower Colombia Corporation in exchange for
5.8 million shares of our restricted common stock. The 5.8 million shares were issued pursuant to Section 4(2) and Regulation 506 of the Securities Act of 1933, as amended.

     On December 17, 2004, the Company completed the acquisition of approximately 10,000 net unproved leasehold acres in North Dakota. A portion of the initial acquisition price was paid by the issuance of 135,000 shares of the Company's common stock to the sellers. The sellers were also entitled to receive the lesser of 1,000,000 shares of the Company's common stock or Company common stock valued at $1,000,000 within 120 days of rig release on an initial test well if the initial test well resulted in a commercial discovery. The additional number of shares to be issued to sellers was to be determined by taking the weighted average daily trading price of the Company's common stock for a 20 calendar day period beginning 10 days prior to rig release and ending 10 days after rig release, and dividing the weighted average daily trading price into 1,000,000. In April 2005, the initial test well was drilled unsuccessfully and the Company will not be issuing additional shares of common stock for this property. The 135,000 shares were issued pursuant to Section 4(2) and Rule 506 under the Securities Act of 1933, as amended.

     On September 28, 2004, the Company completed a private placement of common stock, pursuant to which the Company sold a total of 3,000,000 shares of its common stock at a price of $1.50 per share. Pursuant to this offering, the Company paid a placement fee of $45,000 in cash and issued 30,000 shares to an individual who introduced us to the investors. The private offering was conducted pursuant to Section 4(2) and Rule 506 under the Securities Act of 1933, as amended.

     On March 19, 2004, the Company sold 1,525,000 shares of its common stock at a price of $1.00 per share. The Company did not pay a placement commission or fee in connection with this sale. The private offering was conducted pursuant to
Section 4(2) and Rule 506 under the Securities Act of 1933, as amended.

     On September 30, 2003, we completed an accredited investors offering of shares of common stock at $0.75 per share. This offering was made pursuant to exemptions from registration under the Securities Act of 1933, as amended, including but not limited to, Sections 3(b) and 4(2), as well as Rule 506 of Regulation D under the Securities Act of 1933. The shares were sold without a general solicitation pursuant to Blue Sky limited offering exemptions and were issued with a legend restricting resale. A total of $498,375 (approximately $442,000 net of fees and expenses) was received from 11 investors through the sale of 664,500 shares of common stock.

     During September 2003, a total of $770,500 in gross proceeds (approximately $692,000 net of fees and expenses) was received from two accredited investors through the sale of 67,000 Series A preferred shares. The preferred shares will automatically convert at an equivalent rate of $1.15 per common share into 670,000 common shares in October 2005, or earlier at the discretion of the holders of the preferred shares. These proceeds are to be used for drilling costs in our Mowry oil project, located in the southern portion of the Powder River Basin of Wyoming. The holders of the preferred shares will receive a net profits interest of 20% in the actual wells drilled with these net proceeds. While the preferred shares are outstanding, we will pay the greater of the actual amount generated by the net profits interest or the amount required to provide the holders of the preferred shares an annualized return of eight percent for two years. This private placement was made pursuant to exemptions from registration under the Securities Act of 1933, as amended, including but not limited to, Sections 3(b) and 4(2), as well as Rule 506 of Regulation D promulgated thereunder. The shares were sold without a general solicitation pursuant to Blue Sky limited offering exemptions and were issued with a legend restricting resale.

     On June 1, 2003, we completed an accredited investors offering of shares of common stock at $1.25 per share. This offering was made pursuant to exemptions from registration under the Securities Act of 1933, including but not limited to, Sections 3(b) and 4(2), as well as Rule 506 of Regulation D under the Securities Act of 1933, as amended. Pursuant to Rule 506, seven investors subscribed to purchase 1,864,000 shares of common stock and paid the sum of $1.25 per share, for a total purchase price of $2,330,000. These shares were sold without a general solicitation pursuant to Blue Sky limited offering exemptions and were issued with a legend restricting resale. We paid a commission of 6% for a total of $139,800 to a broker who introduced the Company to these accredited investors, all of whom have no affiliation with the Company and have had prior business relations with the broker.

     On December 17, 2002, the Company sold the following shares of Common Stock, each of which were valued at $0.25 per share in pre-split terms, were issued to the following individuals, each of whom were then unrelated to the Company, in an arms length transaction, as consideration for past oil and gas related operational and technical services rendered to the Company in connection with the Company's transition into the oil and gas exploration and production line of business. Note that the shares set forth below reflect the 8.25-for-1 forward stock split effective on January 17, 2003.

              Individual                    Shares       Value of Services
              ----------                    ------       -----------------

Joseph Merback                               49,500             $1,500
Moni Minhas                                 100,238             $3,038
Dr. R.M. Bustin                             100,238             $3,038
A.F. (Abby) Badwi                            49,500             $1,500
Patrick D. O'Brien                          608,025            $18,425
Christopher P. O'Brien                       49,500             $1,500
Bobby G. Solomon                            608,025            $18,425
Kendell V. Tholstrom                        608,025            $18,425
Edward C. Arko                              150,150             $4,550
Wayne P. and Joan R. Neumiller              608,025            $18,425
Michael J. Neumiller                        608,025            $18,425
Neal P. Neumiller                           608,025            $18,425
Larry J. Linn                               100,238             $3,038
Andrew P. Calerich                          499,950            $15,150

     These shares were issued in reliance upon exemptions from registration, including but not limited to, Section 4(2) and Regulation D. These shares were offered without a general solicitation pursuant to limited offering exemptions under state securities laws. The shares were issued with a legend restricting resale.

EXHIBITS

Exhibit No.                                 Description
-----------   ------------------------------------------------------------------

2(1) Agreement and Plan of Merger with Tower Colombia Corporation dated effective April 21, 2005. Filed herewith.

3(i)          Articles of Incorporation of the Company. (1)

3(ii)         Amendment to Articles of Incorporation of the Company. (2)

3(iii)        Certificate of Designation of Series A Preferred Stock. (3)

3(iv)         Bylaws of the Company (as revised on December 12, 2002).(4)

Exhibit No.                                 Description
-----------   ------------------------------------------------------------------

4(i)          2004 Stock Option Plan. (5)

5 Form of Opinion of Patton Boggs LLP concerning the legality of the securities being registered.(3)

10(i) January 17, 2003 Purchase and Sale Agreement by and among American Oil & Gas Inc., Tower Colombia Corporation, and North Finn, LLC.
              (2)

10(ii) January 17, 2003 Participation Agreement by and between the Company, Tower, North Finn, and the principals of Tower and North Finn. (6)

10(iii)       Model Form Operating Agreement dated February 18, 2003. (4)

10(iv) Employment Agreement between the Company and Andrew P. Calerich dated effective April 21, 2005. Filed herewith.

10(v) Employment Agreement between the Company and Patrick O'Brien dated effective April 21, 2005. Filed herewith.

10(vi) Employment Agreement between the Company and Bobby Solomon dated effective April 21, 2005. Filed herewith.

10(vii) Employment Agreement between the Company and Kendell Tholstrom dated effective April 21, 2005. Filed herewith.

14(i)         Code of Ethics. (7)

23(i)         Consent of Patton Boggs LLP (Included in Opinion in Exhibit 5).

23(ii)        Consent of Wheeler Wasoff.  Filed herewith.

------------------

(1) Incorporated by reference from the Company's Form 10-SB, file number 000-31547, filed on September 18, 2000.

(2) Incorporated by reference from the Company's Current Report on Form 8-K filed on February 3, 2003.

(3) Incorporated by reference from the Company's Amendment No. 2 to Form SB-2 filed on January 31, 2005.

(4) Incorporated by reference from the Company's Form 10-KSB/A, filed on November 19, 2003.

(5) Incorporated by reference from the Company's Definitive Proxy Statement, filed on June 16, 2004.

(6) Incorporated by reference from the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002, filed on March 31, 2003.

(7) Incorporated by reference from the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003, filed on April 14, 2004.

                                  UNDERTAKINGS

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

     (a) Include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

     (b) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement;

     (c) Include any additional or changed material information on the plan of distribution.

2. For determining liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of offering.

4. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy .as expressed in the Act and is, therefore, unenforceable.

5. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this to Post Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, in the City of Denver, State of Colorado, on April 27, 2005.

                                      American Oil & Gas, Inc.,
                                      Nevada corporation


                                      By:      /s/ Patrick D. O'Brien
                                         ---------------------------------------
                                               Patrick D. O'Brien
                                      Its:     Chief Executive Officer
                                               and Chairman of the Board


     In accordance with the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement on Form SB-2 has been signed by the following persons in the capacities and on the dates indicated.

By:   /s/ Patrick D. O'Brien                                     April 27, 2005
      ----------------------------------
      Patrick D. O'Brien
      Chief Executive Officer and Chairman of the Board
      (Principal Executive Officer)


By:   /s/ Andrew P. Calerich                                     April 27, 2005
      ----------------------------------
      Andrew P. Calerich
      Director, President and Chief Financial Officer
      (Principal Financial and Officer)


By:   /s/ Alan Gelfand                                           April 27, 2005
      ----------------------------------
      Alan Gelfand
      Director


By:   /s/ Kendell Tholstrom                                      April 27, 2005
      ----------------------------------
      Kendell Tholstrom
      Director, Secretary and Treasurer


By:
      ----------------------------------
      M.S. ("Moni") Minhas
      Director


By:   /s/ Nick DeMare                                            April 27, 2005
      ----------------------------------
      Nick DeMare
      Director


By:   /s/ Jon Whitney                                            April 27, 2005
      ----------------------------------
      Jon Whitney
      Director